UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2014

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Financial Statements for the Second Quarter of Fiscal 2014 (Six months ended September 30, 2014) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2014

Stock Code Number (Japan):	8411
Stock Exchanges (Japan):	Tokyo Stock Exchange (First Section)
URL:	http://www.mizuho-fg.co.jp/english/
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Yutaka Ueki	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 27, 2014	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 5, 2014
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2014 (for the six months ended September 30, 2014)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%
1H F2014	1,512,631	(1.8)	537,895	(5.1)	355,290	(17.3)
1H F2013	1,540,570	6.4	567,377	98.5	429,745	133.2

Note:	Comprehensive Income: 1H F2014: ¥744,808 million, 43.2%; 1H F2013 ¥519,875 million, 186.0%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2014	14.51	14.00
1H F2013	17.62	16.92

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2014	187,487,454	8,714,469	3.7
Fiscal 2013	175,822,885	8,304,549	3.6

Reference:	Own Capital: As of September 30, 2014: ¥7,095,651 million; As of March 31, 2014 ¥6,457,311 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Minority Interests) / Total Assets ×100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2013	—	3.00	—	3.50	6.50
Fiscal 2014	—	3.50
Fiscal 2014 (estimate)			—	3.50	7.00

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2014 (for the fiscal year ending March 31, 2015)

	(%: Changes from the previous fiscal year)
	Net Income		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2014	550,000	(20.1)	22.37

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2014: No
	2.	The number of shares of common stock used in the above calculation is based on the following:
		•	The average of “the average number of shares during the 1H Fiscal 2014” and “the number of shares as of September 30, 2014 (which is expected to be the average number of shares during the 2H of fiscal 2014)” is used.
		•	It does not take into account any increase in the number of shares of common stock due to requests for acquisition (conversion) of the Eleventh Series Class XI Preferred Stock in the 2H of fiscal 2014.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

 Changes in accounting policies due to revisions of accounting standards, etc.: Yes

‚ Changes in accounting policies other than  above: No

ƒ Changes in accounting estimates: No

„ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

 Period-end issued shares (including treasury stock):	As of September 30, 2014	24,392,920,767 shares	As of March 31, 2014	24,263,885,187 shares
‚ Period-end treasury stock:	As of September 30, 2014	12,713,374 shares	As of March 31, 2014	13,817,747 shares
ƒ Average number of outstanding shares:	1st Half of Fiscal 2014	24,279,780,308 shares	1st Half of Fiscal 2013	24,172,771,769 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2014 (for the six months ended September 30, 2014)

(1) Non-Consolidated Results of Operations	(%: Changes from the previous first half)

	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
1H F2014	360,988	19.9	347,948	20.0	346,784	20.8	346,230	20.9
1H F2013	300,911	21.6	289,938	22.4	287,028	22.4	286,290	22.3

	Net Income per Share of Common Stock
		¥
1H F2014		14.14
1H F2013		11.69

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2014	6,369,419	5,164,784	81.0
Fiscal 2013	6,251,324	4,900,417	78.3

Reference:	Own Capital: As of September 30, 2014: ¥5,162,759 million; As of March 31, 2014: ¥4,897,237 million

(Presentation of Implementation Status of Interim Review Procedure)

The semi-annual audit procedure of consolidated and non-consolidated interim financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2013	—	10.00	—	10.00	20.00
Fiscal 2014	—	10.00
Fiscal 2014 (estimate)			—	10.00	20.00

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Interim Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-8

3.	Interim Non-Consolidated Financial Statements	p.1-9
	(1) Non-Consolidated Balance Sheets	p.1-9
	(2) Non-Consolidated Statements of Income	p.1-10
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-11
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2014

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for November 20, 2014 (Thursday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements (Changes in accounting policies)

Mizuho Financial Group has applied “Accounting Standard for Retirement Benefits” (ASBJ Statement No. 26, May 17, 2012) (hereinafter, the “Accounting Standard”) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No. 25, May 17, 2012) (hereinafter, the “Guidance”), in terms of regulations stipulated in the text of the Accounting Standard, Paragraph 35 and the Guidance, Paragraph 67, beginning with this interim period ended September 30, 2014. We have reviewed the calculation methods of retirement benefit obligations and service cost, changed the method of attributing the expected retirement benefits to periods of service from a straight-line basis to a benefit formula basis, and changed the method of determining the discount rate from the method using the discount rate based on the average period up to the estimated timing of the benefit payment and another period to the method using different discount rates according to the estimated timing of each benefit payment.

The Accounting Standard and the Guidance have been applied in accordance with the transitional treatment stipulated in the Accounting Standard, Paragraph 37, and the amount of financial impact resulting from the change in the calculation method of retirement benefit obligations and service cost was added to or deducted from retained earnings at the beginning of this interim period ended September 30, 2014.

As a result of this, Net Defined Benefit Asset increased by ¥19,795 million, Net Defined Benefit Liability decreased by ¥2,787 million, Retained Earnings increased by ¥16,107 million and Minority Interests increased by ¥573 million at the beginning of this interim period ended September 30, 2014. Ordinary Profits and Income before Income Taxes and Minority Interests for the six months ended September 30, 2014 increased by ¥4,108 million, respectively.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2014	As of September 30, 2014
Assets
Cash and Due from Banks	¥20,610,276	¥23,260,682
Call Loans and Bills Purchased	467,758	459,627
Receivables under Resale Agreements	8,349,528	9,522,012
Guarantee Deposits Paid under Securities Borrowing Transactions	5,010,740	5,052,663
Other Debt Purchased	3,263,057	2,987,066
Trading Assets	11,469,811	14,814,203
Money Held in Trust	168,369	161,215
Securities	43,997,517	45,882,148
Loans and Bills Discounted	69,301,405	70,193,539
Foreign Exchange Assets	1,576,167	1,637,857
Derivatives other than for Trading Assets	2,820,468	3,463,332
Other Assets	2,840,720	3,701,827
Tangible Fixed Assets	925,266	911,529
Intangible Fixed Assets	531,501	565,180
Net Defined Benefit Asset	413,073	462,781
Deferred Tax Assets	104,909	42,004
Customers’ Liabilities for Acceptances and Guarantees	4,588,646	4,894,301
Reserves for Possible Losses on Loans	(616,307)	(524,517)
Reserve for Possible Losses on Investments	(27)	(3)

Total Assets	¥175,822,885	¥187,487,454

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2014	As of September 30, 2014
Liabilities
Deposits	¥89,055,505	¥91,109,933
Negotiable Certificates of Deposit	12,755,776	16,504,073
Call Money and Bills Sold	7,194,432	6,141,288
Payables under Repurchase Agreements	16,797,803	19,522,006
Guarantee Deposits Received under Securities Lending Transactions	6,085,331	6,291,776
Commercial Paper	677,459	707,010
Trading Liabilities	8,183,037	9,909,523
Borrowed Money	7,838,357	6,854,268
Foreign Exchange Liabilities	323,327	386,694
Short-term Bonds	584,568	823,380
Bonds and Notes	5,245,743	5,613,659
Due to Trust Accounts	1,300,655	1,203,915
Derivatives other than for Trading Liabilities	3,004,497	3,584,221
Other Liabilities	3,570,902	4,794,647
Reserve for Bonus Payments	52,641	38,986
Net Defined Benefit Liability	46,006	44,534
Reserve for Director and Corporate Auditor Retirement Benefits	1,547	1,296
Reserve for Possible Losses on Sales of Loans	1,259	1,735
Reserve for Contingencies	6,309	7,990
Reserve for Reimbursement of Deposits	16,451	15,755
Reserve for Reimbursement of Debentures	54,956	52,760
Reserves under Special Laws	1,273	1,446
Deferred Tax Liabilities	50,783	186,720
Deferred Tax Liabilities for Revaluation Reserve for Land	81,060	81,057
Acceptances and Guarantees	4,588,646	4,894,301

Total Liabilities	¥167,518,336	¥178,772,984

Net Assets
Common Stock and Preferred Stock	¥2,254,972	¥2,255,404
Capital Surplus	1,109,508	1,110,007
Retained Earnings	2,315,608	2,598,997
Treasury Stock	(3,874)	(3,840)

Total Shareholders’ Equity	5,676,215	5,960,569

Net Unrealized Gains (Losses) on Other Securities	733,522	1,075,153
Deferred Gains or Losses on Hedges	(6,677)	1,887
Revaluation Reserve for Land	140,745	140,740
Foreign Currency Translation Adjustments	(63,513)	(66,828)
Remeasurements of Defined Benefit Plans	(22,979)	(15,871)

Total Accumulated Other Comprehensive Income	781,096	1,135,081

Stock Acquisition Rights	3,179	2,024
Minority Interests	1,844,057	1,616,793

Total Net Assets	8,304,549	8,714,469

Total Liabilities and Net Assets	¥175,822,885	¥187,487,454

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Ordinary Income	¥1,540,570	¥1,512,631
Interest Income	710,234	698,534
Interest on Loans and Bills Discounted	460,427	453,824
Interest and Dividends on Securities	163,044	159,874
Fiduciary Income	25,735	25,603
Fee and Commission Income	339,972	328,710
Trading Income	111,399	113,185
Other Operating Income	150,010	178,687
Other Ordinary Income	203,217	167,910
Ordinary Expenses	973,192	974,735
Interest Expenses	156,249	157,179
Interest on Deposits	50,635	55,961
Fee and Commission Expenses	64,594	70,602
Trading Expenses	4,268	—
Other Operating Expenses	69,264	49,853
General and Administrative Expenses	614,304	648,319
Other Ordinary Expenses	64,510	48,780

Ordinary Profits	567,377	537,895

Extraordinary Gains	529	69
Extraordinary Losses	4,532	2,862

Income before Income Taxes and Minority Interests	563,374	535,102

Income Taxes:
Current	67,443	118,518
Deferred	24,134	24,692

Total Income Taxes	91,577	143,210

Income before Minority Interests	471,797	391,891

Minority Interests in Net Income	42,051	36,601

Net Income	¥429,745	¥355,290

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Income before Minority Interests	¥471,797	¥391,891
Other Comprehensive Income	48,077	352,916
Net Unrealized Gains (Losses) on Other Securities	117,890	339,797
Deferred Gains or Losses on Hedges	(89,792)	8,435
Revaluation Reserve for Land	21	—
Foreign Currency Translation Adjustments	11,818	(1,963)
Remeasurements of Defined Benefit Plans	—	7,268
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	8,140	(621)

Comprehensive Income	519,875	744,808

(Breakdown)
Comprehensive Income Attributable to Owners of the Parent	472,047	709,280
Comprehensive Income Attributable to Minority Interests	47,827	35,528

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2013

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	1,814,782	(4,661)	5,174,601
Changes during the period
Cash Dividends			(76,392)		(76,392)
Net Income			429,745		429,745
Repurchase of Treasury Stock				(37,238)	(37,238)
Disposition of Treasury Stock			(27)	1,055	1,028
Cancellation of Treasury Stock			(36,997)	36,997	—
Transfer from Revaluation Reserve for Land			905		905
Change of scope of consolidation			(3)		(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries			104		104
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	—	—	317,334	814	318,149

Balance as of the end of the period	2,254,972	1,109,508	2,132,117	(3,846)	5,492,751

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Minority Interests	Total Net Assets
Balance as of the beginning of the period	615,883	84,634	142,345	(90,329)	—	752,533	2,687	1,806,407	7,736,230
Changes during the period
Cash Dividends									(76,392)
Net Income									429,745
Repurchase of Treasury Stock									(37,238)
Disposition of Treasury Stock									1,028
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									905
Change of scope of consolidation									(3)
Increase in Retained Earnings due to change of accounting period of subsidiaries									104
Net Changes in Items other than Shareholders’ Equity	114,015	(89,624)	(884)	17,889	—	41,396	(954)	5,799	46,241
Total Changes during the period	114,015	(89,624)	(884)	17,889	—	41,396	(954)	5,799	364,391

Balance as of the end of the period	729,899	(4,990)	141,461	(72,440)	—	793,929	1,733	1,812,207	8,100,621

1-7

Mizuho Financial Group, Inc.

For the six months ended September 30, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,254,972	1,109,508	2,315,608	(3,874)	5,676,215
Cumulative Effects of Changes in Accounting Policies			16,107		16,107
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,109,508	2,331,715	(3,874)	5,692,322
Changes during the period
Issuance of New Shares	431	431			863
Cash Dividends			(88,012)		(88,012)
Net Income			355,290		355,290
Repurchase of Treasury Stock				(265)	(265)
Disposition of Treasury Stock		67		298	365
Transfer from Revaluation Reserve for Land			4		4
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	431	498	267,282	33	268,246

Balance as of the end of the period	2,255,404	1,110,007	2,598,997	(3,840)	5,960,569

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Minority Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,057	8,304,549
Cumulative Effects of Changes in Accounting Policies								573	16,681
Balance as of the beginning of the period reflecting Changes in Accounting Policies	733,522	(6,677)	140,745	(63,513)	(22,979)	781,096	3,179	1,844,631	8,321,230
Changes during the period
Issuance of New Shares									863
Cash Dividends									(88,012)
Net Income									355,290
Repurchase of Treasury Stock									(265)
Disposition of Treasury Stock									365
Transfer from Revaluation Reserve for Land									4
Net Changes in Items other than Shareholders’ Equity	341,630	8,565	(4)	(3,314)	7,108	353,985	(1,155)	(227,837)	124,992
Total Changes during the period	341,630	8,565	(4)	(3,314)	7,108	353,985	(1,155)	(227,837)	393,239

Balance as of the end of the period	1,075,153	1,887	140,740	(66,828)	(15,871)	1,135,081	2,024	1,616,793	8,714,469

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

Mizuho Financial Group, Inc.

3. Interim Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2014	As of September 30, 2014
Assets
Current Assets
Cash and Due from Banks	¥17,269	¥14,573
Other Current Assets	69,597	78,951
Total Current Assets	86,866	93,524
Fixed Assets
Tangible Fixed Assets	7,655	7,387
Intangible Fixed Assets	4,064	3,898
Investments	6,152,737	6,264,608
Investments in Subsidiaries and Affiliates	6,023,433	6,023,433
Other Investments	129,304	241,174
Total Fixed Assets	6,164,457	6,275,894

Total Assets	¥6,251,324	¥6,369,419

Liabilities
Current Liabilities
Short-term Borrowings	¥561,460	¥454,725
Short-term Bonds	500,000	500,000
Accrued Corporate Taxes	92	144
Reserve for Bonus Payments	272	265
Other Current Liabilities	8,536	6,958
Total Current Liabilities	1,070,361	962,093
Non-Current Liabilities
Bonds and Notes	240,000	198,800
Reserve for Employee Retirement Benefits	2,814	2,446
Other Non-Current Liabilities	37,731	41,295
Total Non-Current Liabilities	280,546	242,542

Total Liabilities	¥1,350,907	¥1,204,635

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,254,972	¥2,255,404
Capital Surplus
Capital Reserve	1,194,864	1,195,296
Other Capital Surplus	—	67
Total Capital Surplus	1,194,864	1,195,363
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,415,516	1,674,927
Retained Earnings Brought Forward	1,415,516	1,674,927
Total Retained Earnings	1,419,866	1,679,277
Treasury Stock	(3,233)	(3,006)

Total Shareholders’ Equity	4,866,470	5,127,039

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	30,766	35,719

Total Valuation and Translation Adjustments	30,766	35,719

Stock Acquisition Rights	3,179	2,024

Total Net Assets	4,900,417	5,164,784

Total Liabilities and Net Assets	¥6,251,324	¥6,369,419

1-9

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2013	For the six months ended September 30, 2014
Operating Income	¥300,911	¥360,988
Operating Expenses
General and Administrative Expenses	10,972	13,040
Total Operating Expenses	10,972	13,040

Operating Profits	289,938	347,948

Non-Operating Income	6,268	5,477
Non-Operating Expenses	9,178	6,641

Ordinary Profits	287,028	346,784

Extraordinary Losses	350	66

Income before Income Taxes	286,677	346,717

Income Taxes:
Current	253	340
Deferred	133	146

Total Income Taxes	387	487

Net Income	¥286,290	¥346,230

1-10

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2013

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,318,948	1,323,298	(4,295)	4,768,840
Changes during the period
Cash Dividends						(76,392)	(76,392)		(76,392)
Net Income						286,290	286,290		286,290
Repurchase of Treasury Stock								(37,004)	(37,004)
Disposition of Treasury Stock						(27)	(27)	991	963
Cancellation of Treasury Stock						(36,997)	(36,997)	36,997	—
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	—	—	—	—	—	172,873	172,873	984	173,858

Balance as of the end of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,491,821	1,496,171	(3,310)	4,942,698

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	17,395	2,687	4,788,923
Changes during the period
Cash Dividends			(76,392)
Net Income			286,290
Repurchase of Treasury Stock			(37,004)
Disposition of Treasury Stock			963
Cancellation of Treasury Stock			—
Net Changes in Items other than Shareholders’ Equity	3,353	(954)	2,399
Total Changes during the period	3,353	(954)	176,257

Balance as of the end of the period	20,749	1,733	4,965,181

1-11

Mizuho Financial Group, Inc.

For the six months ended September 30, 2014

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,254,972	1,194,864	—	1,194,864	4,350	1,415,516	1,419,866	(3,233)	4,866,470
Cumulative Effects of Changes in Accounting Policies						1,193	1,193		1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,254,972	1,194,864	—	1,194,864	4,350	1,416,709	1,421,059	(3,233)	4,867,663
Changes during the period
Issuance of New Shares	431	431		431					863
Cash Dividends						(88,012)	(88,012)		(88,012)
Net Income						346,230	346,230		346,230
Repurchase of Treasury Stock								(5)	(5)
Disposition of Treasury Stock			67	67				233	300
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	431	431	67	498	—	258,217	258,217	227	259,375

Balance as of the end of the period	2,255,404	1,195,296	67	1,195,363	4,350	1,674,927	1,679,277	(3,006)	5,127,039

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	30,766	3,179	4,900,417
Cumulative Effects of Changes in Accounting Policies			1,193
Balance as of the beginning of the period reflecting Changes in Accounting Policies	30,766	3,179	4,901,610
Changes during the period
Issuance of New Shares			863
Cash Dividends			(88,012)
Net Income			346,230
Repurchase of Treasury Stock			(5)
Disposition of Treasury Stock			300
Net Changes in Items other than Shareholders’ Equity	4,952	(1,155)	3,797
Total Changes during the period	4,952	(1,155)	263,173

Balance as of the end of the period	35,719	2,024	5,164,784

1-12

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2014

(Six months ended September 30, 2014)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

The former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) conducted a merger on July 1, 2013.

Non-consolidated profit/loss figures for MHBK for the previous period (First Half of Fiscal 2013) are aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, and MHBK for the second quarter. Aggregate profit/loss figures for the 2 banks (MHBK and MHTB) for the previous period (First Half of Fiscal 2013) are aggregate figures for the former MHBK for the first quarter, the former MHCB for the first quarter, MHBK for the second quarter, and MHTB.

“HC”: Non-consolidated figures for Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2014	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-7

5. Unrealized Gains/Losses on Securities	CON	NON	2-9

6. Projected Redemption Amounts for Securities	NON		2-11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-12

8. Employee Retirement Benefits	NON	CON	2-13

9. Capital Ratio (Basel III)	CON	NON	2-15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-20

5. Coverage on Disclosed Claims under the FRA	NON		2-22

6. Overview of Non-Performing Loans (“NPLs”)	NON		2-24

7. Results of Removal of NPLs from the Balance Sheet	NON		2-25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2-28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-29

(2) Loans to SMEs and Individual Customers	NON		2-29

10. Status of Loans by Region	NON		2-30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-34

2. Number of Directors and Employees	HC	NON	2-35

3. Number of Branches and Offices	NON		2-36

4. Earnings Plan for Fiscal 2014	CON	NON	2-37

Attachments	See above Notes		Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2-38

Comparison of Non-Consolidated Statements of Income (selected items)	NON		2-39

Non-Consolidated Statement of Changes in Net Assets	NON		2-40

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)	NON		2-41

Comparison of Non-Consolidated Statements of Income (selected items)	NON		2-42

Non-Consolidated Statement of Changes in Net Assets	NON		2-43

Statement of Trust Assets and Liabilities	NON		2-44

Comparison of Balances of Principal Items	NON		2-45

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2014

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2014
			Change	First Half of Fiscal 2013
Consolidated Gross Profits	1	1,067,085	24,109	1,042,975
Net Interest Income	2	541,355	(12,629)	553,985
Fiduciary Income	3	25,603	(131)	25,735
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	258,107	(17,271)	275,378
Net Trading Income	6	113,185	6,054	107,131
Net Other Operating Income	7	128,833	48,087	80,746
General and Administrative Expenses	8	(648,319)	(34,014)	(614,304)
Personnel Expenses	9	(308,848)	(6,501)	(302,346)
Non-Personnel Expenses	10	(308,524)	(21,764)	(286,759)
Miscellaneous Taxes	11	(30,946)	(5,748)	(25,198)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	12	(11,962)	3,875	(15,837)
Losses on Write-offs of Loans	13	(10,449)	5,385	(15,835)
Reversal of Reserves for Possible Losses on Loans, etc.	14	87,994	(4,853)	92,848
Net Gains (Losses) related to Stocks	15	35,423	(3,608)	39,032
Equity in Income from Investments in Affiliates	16	13,784	103	13,680
Other	17	(6,110)	(15,094)	8,983

Ordinary Profits	18	537,895	(29,482)	567,377

Net Extraordinary Gains (Losses)	19	(2,792)	1,210	(4,003)
Income before Income Taxes and Minority Interests	20	535,102	(28,271)	563,374
Income Taxes—Current	21	(118,518)	(51,075)	(67,443)
—Deferred	22	(24,692)	(558)	(24,134)
Net Income before Minority Interests	23	391,891	(79,905)	471,797
Minority Interests in Net Income	24	(36,601)	5,450	(42,051)

Net Income	25	355,290	(74,455)	429,745

Credit-related Costs (including Credit Costs for Trust Accounts)	26	76,032	(977)	77,010

* Credit-related Costs [26] =    Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans) [12] + Reversal of Reserves for Possible Losses on Loans, etc. [14] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	27	412,919	(5,696)	418,616

* Consolidated Net Business Profits [27] =    Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	28	156	(5)	161
Number of affiliates under the equity method	29	21	(1)	22

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2014				First Half of Fiscal 2013
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	730,473	62,184	792,657	7,615	785,042
Domestic Gross Profits	2	451,828	52,694	504,523	6,257	498,265
Net Interest Income	3	295,223	15,454	310,677	(29,657)	340,335
Fiduciary Income	4		25,301	25,301	(145)	25,446
Trust Fees for Jointly Operated Designated Money Trust	5		1,475	1,475	(149)	1,625
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	107,868	11,392	119,260	(7,701)	126,962
Net Trading Income	8	16,883	(1,341)	15,541	25,586	(10,045)
Net Other Operating Income	9	31,853	1,887	33,741	18,175	15,565
International Gross Profits	10	278,644	9,489	288,134	1,357	286,777
Net Interest Income	11	155,597	3,429	159,026	9,353	149,673
Net Fee and Commission Income	12	59,135	(357)	58,777	2,743	56,033
Net Trading Income	13	4,478	2,377	6,855	(27,969)	34,825
Net Other Operating Income	14	59,432	4,041	63,474	17,229	46,244
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(407,089)	(36,970)	(444,059)	(20,311)	(423,748)
Expense Ratio	16	55.7%	59.4%	56.0%	2.0%	53.9%
Personnel Expenses	17	(142,039)	(17,163)	(159,203)	1,606	(160,810)
Non-Personnel Expenses	18	(240,309)	(18,546)	(258,855)	(16,501)	(242,354)
Premium for Deposit Insurance	19	(24,420)	(864)	(25,284)	(1,515)	(23,769)
Miscellaneous Taxes	20	(24,740)	(1,260)	(26,000)	(5,417)	(20,583)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	323,384	25,213	348,598	(12,696)	361,294

Excluding Net Gains (Losses) related to Bonds	22	254,328	19,226	273,555	(49,156)	322,712

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—	—	—

Net Business Profits	24	323,384	25,213	348,598	(12,696)	361,294

Net Gains (Losses) related to Bonds	25	69,055	5,986	75,042	36,459	38,582

Net Non-Recurring Gains (Losses)	26	74,759	5,587	80,347	(24,165)	104,512
Net Gains (Losses) related to Stocks	27	23,280	3,352	26,632	(614)	27,247
Expenses related to Portfolio Problems	28	(9,504)	(6)	(9,510)	2,485	(11,996)
Reversal of Reserves for Possible Losses on Loans, etc.	29	81,195	3,540	84,736	(6,383)	91,120
Other	30	(20,212)	(1,298)	(21,511)	(19,652)	(1,858)

Ordinary Profits	31	398,143	30,801	428,945	(36,861)	465,807

Net Extraordinary Gains (Losses)	32	(2,208)	(106)	(2,314)	507	(2,821)
Net Gains (Losses) on Disposition of Fixed Assets	33	(1,558)	(56)	(1,614)	330	(1,945)
Losses on Impairment of Fixed Assets	34	(649)	(49)	(699)	177	(876)
Income before Income Taxes	35	395,935	30,695	426,630	(36,354)	462,985
Income Taxes—Current	36	(100,841)	(24)	(100,866)	(46,346)	(54,519)
—Deferred	37	(29,553)	4,565	(24,988)	11,754	(36,742)

Net Income	38	265,540	35,236	300,776	(70,945)	371,722

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	71,691	3,534	75,226	(3,897)	79,123

* Credit-related Costs [39] =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40		—	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	51,209	3,813	55,023	(15,757)	70,781
Losses on Write-offs of Loans	42	2,151	(6)	2,145	735	1,410
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	20,323	(273)	20,050	15,801	4,249
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	247	(0)	247	221	25
Reversal of (Provision for) Reserve for Contingencies	45	(1,468)	—	(1,468)	(4,492)	3,024
Other (including Losses on Sales of Loans)	46	(772)	—	(772)	(405)	(366)
Total	47	71,691	3,534	75,226	(3,897)	79,123

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2014
			Change	First Half of Fiscal 2013
Gross Profits	1	730,473	6,117	724,356
Domestic Gross Profits	2	451,828	7,378	444,449
Net Interest Income	3	295,223	(29,560)	324,784
Net Fee and Commission Income	4	107,868	(7,464)	115,333
Net Trading Income	5	16,883	24,609	(7,726)
Net Other Operating Income	6	31,853	19,794	12,059
International Gross Profits	7	278,644	(1,261)	279,906
Net Interest Income	8	155,597	9,288	146,309
Net Fee and Commission Income	9	59,135	2,933	56,201
Net Trading Income	10	4,478	(26,578)	31,057
Net Other Operating Income	11	59,432	13,094	46,338
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(407,089)	(20,339)	(386,749)
Expense Ratio	13	55.7%	2.3%	53.3%
Personnel Expenses	14	(142,039)	1,859	(143,899)
Non-Personnel Expenses	15	(240,309)	(16,760)	(223,548)
Premium for Deposit Insurance	16	(24,420)	(1,550)	(22,869)
Miscellaneous Taxes	17	(24,740)	(5,438)	(19,301)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	18	323,384	(14,222)	337,606

Excluding Net Gains (Losses) related to Bonds	19	254,328	(48,386)	302,715

Reversal of (Provision for) General Reserve for Possible Losses on Loans	20	—	—	—

Net Business Profits	21	323,384	(14,222)	337,606

Net Gains (Losses) related to Bonds	22	69,055	34,164	34,891

Net Non-Recurring Gains (Losses)	23	74,759	(23,490)	98,249
Net Gains (Losses) related to Stocks	24	23,280	2,985	20,294
Expenses related to Portfolio Problems	25	(9,504)	2,230	(11,734)
Reversal of Reserves for Possible Losses on Loans, etc.	26	81,195	(8,524)	89,720
Other	27	(20,212)	(20,182)	(30)

Ordinary Profits	28	398,143	(37,712)	435,856

Net Extraordinary Gains (Losses)	29	(2,208)	(816)	(1,391)
Net Gains (Losses) on Disposition of Fixed Assets	30	(1,558)	(724)	(834)
Losses on Impairment of Fixed Assets	31	(649)	(92)	(557)
Income before Income Taxes	32	395,935	(38,529)	434,464
Income Taxes—Current	33	(100,841)	(56,628)	(44,212)
—Deferred	34	(29,553)	16,187	(45,740)

Net Income	35	265,540	(78,970)	344,510

Credit-related Costs	36	71,691	(6,293)	77,985

* Credit-related Costs [36] =    Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [20] + Reversal of Reserves for Possible Losses on Loans, etc. [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Possible Losses on Loans	37	51,209	(19,384)	70,594
Losses on Write-offs of Loans	38	2,151	480	1,671
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	20,323	17,233	3,089
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	247	221	25
Reversal of (Provision for) Reserve for Contingencies	41	(1,468)	(4,438)	2,970
Other (including Losses on Sales of Loans)	42	(772)	(405)	(366)
Total	43	71,691	(6,293)	77,985

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2014		First Half of Fiscal 2013
			Change
Gross Profits	1	62,184	1,497	60,686
Domestic Gross Profits	2	52,694	(1,121)	53,815
Net Interest Income	3	15,454	(97)	15,551
Fiduciary Income	4	25,301	(145)	25,446
Trust Fees for Jointly Operated Designated Money Trust	5	1,475	(149)	1,625
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	11,392	(236)	11,629
Net Trading Income	8	(1,341)	976	(2,318)
Net Other Operating Income	9	1,887	(1,618)	3,506
International Gross Profits	10	9,489	2,619	6,870
Net Interest Income	11	3,429	65	3,364
Net Fee and Commission Income	12	(357)	(189)	(167)
Net Trading Income	13	2,377	(1,390)	3,767
Net Other Operating Income	14	4,041	4,134	(93)
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(36,970)	27	(36,998)
Expense Ratio	16	59.4%	(1.5%)	60.9%
Personnel Expenses	17	(17,163)	(252)	(16,911)
Non-Personnel Expenses	18	(18,546)	259	(18,805)
Premium for Deposit Insurance	19	(864)	35	(900)
Miscellaneous Taxes	20	(1,260)	21	(1,281)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	21	25,213	1,525	23,688

Excluding Net Gains (Losses) related to Bonds	22	19,226	(770)	19,996

Reversal of (Provision for) General Reserve for Possible Losses on Loans	23	—	—	—

Net Business Profits	24	25,213	1,525	23,688

Net Gains (Losses) related to Bonds	25	5,986	2,295	3,691

Net Non-Recurring Gains (Losses)	26	5,587	(674)	6,262
Net Gains (Losses) related to Stocks	27	3,352	(3,600)	6,952
Expenses related to Portfolio Problems	28	(6)	255	(261)
Reversal of Reserves for Possible Losses on Loans, etc.	29	3,540	2,140	1,399
Other	30	(1,298)	529	(1,828)

Ordinary Profits	31	30,801	850	29,950

Net Extraordinary Gains (Losses)	32	(106)	1,324	(1,430)
Net Gains (Losses) on Disposition of Fixed Assets	33	(56)	1,054	(1,111)
Losses on Impairment of Fixed Assets	34	(49)	269	(319)
Income before Income Taxes	35	30,695	2,175	28,520
Income Taxes—Current	36	(24)	10,282	(10,306)
—Deferred	37	4,565	(4,432)	8,997

Net Income	38	35,236	8,025	27,211

* Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	3,534	2,395	1,138

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Possible Losses on Loans [23] + Reversal of Reserves for Possible Losses on Loans, etc. [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Possible Losses on Loans	41	3,813	3,627	186
Losses on Write-offs of Loans	42	(6)	255	(261)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(273)	(1,432)	1,159
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	(0)	(0)	0
Reversal of (Provision for) Reserve for Contingencies	45	—	(53)	53
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	3,534	2,395	1,138

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
Mizuho Bank			First Half of Fiscal 2014		First Half of Fiscal 2013
				Change
Return on Interest-Earning Assets		1	0.69	(0.06)	0.75
Return on Loans and Bills Discounted *[1]		2	1.04	(0.07)	1.12
Return on Securities		3	0.41	(0.09)	0.51
Cost of Funding (including Expenses)		4	0.75	0.01	0.74
Cost of Deposits (including Expenses)		5	0.85	(0.00)	0.85
Cost of Deposits *[2]		6	0.04	(0.01)	0.05
Cost of Other External Liabilities		7	0.19	(0.02)	0.21
Net Interest Margin	(1)-(4)	8	(0.06)	(0.08)	0.01
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.19	(0.07)	0.26
Loan and Deposit Rate Margin	(2)-(6)	10	1.00	(0.06)	1.06

*1  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*2  Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	1.15	(0.09)	1.24
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.30	(0.09)	0.39
Loan and Deposit Rate Margin	(11)-(6)	13	1.11	(0.08)	1.19

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2014		First Half of Fiscal 2013
				Change
Return on Interest-Earning Assets		14	0.72	(0.02)	0.75
Return on Loans and Bills Discounted *[1]		15	1.02	0.04	0.97
Return on Securities		16	0.76	0.19	0.56
Cost of Funding		17	0.17	(0.03)	0.21
Cost of Deposits *[2]		18	0.08	(0.01)	0.09
Net Interest Margin	(14)-(17)	19	0.54	0.01	0.53
Loan and Deposit Rate Margin	(15)-(18)	20	0.94	0.06	0.87
*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). *2 Deposits include NCDs.
(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	1.03	(0.09)	1.13
Loan and Deposit Rate Margin	(21)-(18)	22	0.95	(0.08)	1.03

(Reference)			(%)
Aggregate Figures for the 2 Banks			First Half of Fiscal 2014		First Half of Fiscal 2013
				Change
Return on Loans and Bills Discounted *[1]		23	1.04	(0.06)	1.11
Cost of Deposits *[2]		24	0.04	(0.01)	0.05
Loan and Deposit Rate Margin	(23)-(24)	25	1.00	(0.05)	1.05
*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). *2 Deposits include NCDs.
(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	1.14	(0.09)	1.24
Loan and Deposit Rate Margin	(26)-(24)	27	1.10	(0.08)	1.18

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2014				First Half of Fiscal 2013
			Change
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	132,818,487	0.90	2,052,106	(0.05)	130,766,380	0.96
Loans and Bills Discounted	67,139,626	1.18	3,015,961	(0.09)	64,123,665	1.27
Securities	42,184,270	0.71	(2,145,768)	0.00	44,330,039	0.71
Source of Funds	132,462,694	0.23	1,147,382	(0.01)	131,315,311	0.24
Deposits	86,093,884	0.09	3,990,960	(0.00)	82,102,924	0.09
NCDs	14,434,586	0.18	769,077	(0.00)	13,665,509	0.19

(Domestic Operations)
Use of Funds	97,962,679	0.69	(3,738,792)	(0.06)	101,701,472	0.75
Loans and Bills Discounted	48,660,913	1.05	(112,368)	(0.07)	48,773,281	1.12
Securities	31,172,653	0.41	(2,756,132)	(0.09)	33,928,785	0.51
Source of Funds	97,584,221	0.09	(4,160,030)	(0.02)	101,744,251	0.12
Deposits	70,470,012	0.03	1,260,801	(0.01)	69,209,211	0.05
NCDs	9,811,168	0.08	(117,272)	(0.00)	9,928,441	0.09

(International Operations)
Use of Funds	38,146,359	1.38	4,898,528	(0.10)	33,247,830	1.49
Loans and Bills Discounted	18,478,713	1.52	3,128,329	(0.22)	15,350,383	1.75
Securities	11,011,616	1.55	610,363	0.19	10,401,253	1.35
Source of Funds	38,169,024	0.57	4,415,042	(0.03)	33,753,981	0.60
Deposits	15,623,871	0.37	2,730,159	0.01	12,893,712	0.35
NCDs	4,623,418	0.38	886,350	(0.06)	3,737,068	0.45

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2014				First Half of Fiscal 2013
			Change
(Total)	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Use of Funds	6,171,666	0.78	(54,301)	(0.03)	6,225,967	0.81
Loans and Bills Discounted	3,061,554	1.02	(520,546)	0.05	3,582,101	0.96
Securities	1,725,428	0.88	(202,002)	0.13	1,927,431	0.75
Source of Funds	5,947,653	0.17	(62,815)	(0.03)	6,010,468	0.21
Deposits	2,180,577	0.07	278,263	(0.02)	1,902,313	0.10
NCDs	937,892	0.09	(138,872)	(0.00)	1,076,764	0.10

(Domestic Operations)
Use of Funds	5,533,858	0.72	(134,181)	(0.02)	5,668,039	0.75
Loans and Bills Discounted	2,918,523	1.02	(550,449)	0.05	3,468,973	0.97
Securities	1,117,054	0.76	(253,495)	0.19	1,370,549	0.56
Source of Funds	5,301,431	0.17	(145,501)	(0.03)	5,446,933	0.21
Deposits	2,147,168	0.07	285,573	(0.02)	1,861,594	0.09
NCDs	937,892	0.09	(138,872)	(0.00)	1,076,764	0.10

(International Operations)
Use of Funds	815,822	1.01	(387,521)	0.30	1,203,343	0.70
Loans and Bills Discounted	143,030	1.00	29,903	0.10	113,127	0.90
Securities	608,374	1.11	51,493	(0.09)	556,881	1.20
Source of Funds	824,236	0.17	(384,714)	0.02	1,208,951	0.15
Deposits	33,408	0.28	(7,310)	(0.02)	40,719	0.30
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	75,404	37,290	38,114
Gains on Sales and Others	96,992	8,241	88,750
Losses on Sales and Others	(18,452)	24,484	(42,937)
Impairment (Devaluation)	(1,247)	6,826	(8,074)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,886)	(2,263)	376

	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	35,423	(3,608)	39,032
Gains on Sales	39,884	(5,375)	45,260
Losses on Sales	(984)	2,124	(3,108)
Impairment (Devaluation)	(2,922)	1,481	(4,404)
Reversal of (Provision for) Reserve for Possible Losses on Investments	24	12	11
Gains (Losses) on Derivatives other than for Trading	(578)	(1,851)	1,272

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	75,042	36,459	38,582
Gains on Sales and Others	97,319	7,901	89,418
Losses on Sales and Others	(19,194)	24,043	(43,237)
Impairment (Devaluation)	(1,196)	6,778	(7,975)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,886)	(2,263)	376

	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	26,632	(614)	27,247
Gains on Sales	27,845	(1,558)	29,404
Losses on Sales	(414)	1,752	(2,166)
Impairment (Devaluation)	(244)	1,035	(1,279)
Reversal of (Provision for) Reserve for Possible Losses on Investments	24	7	16
Gains (Losses) on Derivatives other than for Trading	(578)	(1,851)	1,272

2-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	69,055	34,164	34,891
Gains on Sales and Others	88,063	4,335	83,727
Losses on Sales and Others	(16,409)	24,643	(41,052)
Impairment (Devaluation)	(1,196)	6,778	(7,975)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(1,402)	(1,593)	190

	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	23,280	2,985	20,294
Gains on Sales	24,425	2,110	22,314
Losses on Sales	(378)	1,656	(2,035)
Impairment (Devaluation)	(229)	1,003	(1,232)
Reversal of (Provision for) Reserve for Possible Losses on Investments	14	(7)	21
Gains (Losses) on Derivatives other than for Trading	(551)	(1,777)	1,226

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Bonds	5,986	2,295	3,691
Gains on Sales and Others	9,256	3,565	5,690
Losses on Sales and Others	(2,785)	(599)	(2,185)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(484)	(670)	186

	First Half of Fiscal 2014		First Half of Fiscal 2013
		Change
Net Gains (Losses) related to Stocks	3,352	(3,600)	6,952
Gains on Sales	3,420	(3,668)	7,089
Losses on Sales	(35)	95	(131)
Impairment (Devaluation)	(15)	31	(47)
Reversal of (Provision for) Reserve for Possible Losses on Investments	9	14	(5)
Gains (Losses) on Derivatives other than for Trading	(26)	(73)	46

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

¢ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	41,148,807	1,631,300	1,865,203	233,902	1,127,679	1,475,537	347,858
Japanese Stocks	3,470,183	1,481,996	1,547,799	65,803	1,106,994	1,197,864	90,869
Japanese Bonds	25,354,000	33,750	45,387	11,636	31,372	48,126	16,753
Japanese Government Bonds	22,353,675	9,979	12,802	2,823	13,401	17,821	4,420
Other	12,324,623	115,553	272,016	156,462	(10,688)	229,546	240,234
Foreign Bonds	9,042,812	(91,358)	48,587	139,946	(170,636)	32,151	202,787

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥45,346 million and ¥37,413 million, which were recognized in the statement of income for September 30, 2014 and March 31, 2014, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2014 and March 31, 2014 are ¥1,585,953 million and ¥1,090,266 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2014 and March 31, 2014 are ¥1,075,153 million and ¥733,522 million, respectively.

(2) Bonds Held to Maturity

(Millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	4,867,111	21,941	23,504	1,563	17,734	17,954	220

Non-Consolidated

(1) Other Securities

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	39,861,494	1,451,331	1,690,273	238,942	958,662	1,310,832	352,169
Japanese Stocks	3,389,066	1,406,560	1,477,961	71,400	1,027,355	1,124,319	96,963
Japanese Bonds	24,899,832	33,702	45,250	11,547	31,506	48,013	16,506
Japanese Government Bonds	22,037,494	9,928	12,744	2,816	13,365	17,782	4,417
Other	11,572,596	11,068	167,061	155,993	(100,199)	138,498	238,698
Foreign Bonds	8,875,906	(92,105)	47,512	139,617	(170,250)	31,339	201,589
Mizuho Bank
Other Securities	38,143,080	1,327,207	1,560,351	233,143	874,549	1,215,814	341,264
Japanese Stocks	3,152,704	1,296,157	1,364,791	68,633	945,045	1,038,309	93,263
Japanese Bonds	24,001,589	32,430	43,674	11,244	30,461	46,201	15,739
Japanese Government Bonds	21,198,698	9,283	11,857	2,574	13,114	16,860	3,745
Other	10,988,787	(1,380)	151,885	153,266	(100,957)	131,304	232,261
Foreign Bonds	8,445,041	(95,280)	42,645	137,926	(165,782)	30,860	196,643
Mizuho Trust & Banking
Other Securities	1,718,413	124,123	129,922	5,798	84,112	95,017	10,904
Japanese Stocks	236,361	110,403	113,170	2,767	82,309	86,010	3,700
Japanese Bonds	898,242	1,271	1,575	303	1,045	1,812	767
Japanese Government Bonds	838,796	645	887	242	251	922	671
Other	583,809	12,449	15,176	2,727	757	7,194	6,436
Foreign Bonds	430,865	3,174	4,866	1,691	(4,467)	478	4,945

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥45,346 million and ¥37,413 million, which were recognized in the statement of income for September 30, 2014 and March 31, 2014, respectively, by applying the fair-value hedge method and others. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2014 and March 31, 2014 are ¥1,405,985 million and ¥921,249 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method and others, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2014 and March 31, 2014 are as follows:

	(Millions of yen)
	As of September 30, 2014	As of March 31, 2014
Aggregate Figures	997,773	665,027
Mizuho Bank	901,152	597,410
Mizuho Trust & Banking	96,620	67,616

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	4,867,111	21,941	23,504	1,563	17,734	17,954	220
Mizuho Bank	4,867,111	21,941	23,504	1,563	17,734	17,954	220
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2014				As of March 31, 2014
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	118,376	172,502	172,502	—	140,597	141,249	651
Mizuho Bank	118,376	172,502	172,502	—	140,597	141,249	651
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method and others. They were excluded from Unrealized Gains (Losses) on Other Securities. These adjusted Unrealized Gains/Losses were the base amount, which was to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount was as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2014		As of March 31, 2014
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,585,953	495,687	1,090,266
Japanese Stocks	1,476,720	368,498	1,108,222
Japanese Bonds	33,750	2,378	31,372
Japanese Government Bonds	9,979	(3,421)	13,401
Other	75,482	124,811	(49,328)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2014		As of March 31, 2014
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,405,985	484,735	921,249
Japanese Stocks	1,401,284	372,702	1,028,582
Japanese Bonds	33,702	2,195	31,507
Japanese Government Bonds	9,928	(3,437)	13,365
Other	(29,002)	109,838	(138,840)

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

¢ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2014				Change				Maturity as of March 31, 2014
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	6,524.6	19,215.6	2,375.4	904.7	(290.7)	1,215.9	(465.7)	(97.2)	6,815.4	17,999.7	2,841.1	1,001.9
Japanese Government Bonds	6,118.4	18,009.9	2,072.1	—	(319.2)	1,251.0	(501.7)	—	6,437.7	16,758.9	2,573.8	—
Japanese Local Government Bonds	33.6	115.3	87.9	0.7	3.3	(14.9)	7.8	(0.0)	30.2	130.2	80.1	0.7
Japanese Corporate Bonds	372.5	1,090.4	215.3	903.9	25.1	(20.0)	28.1	(97.2)	347.4	1,110.5	187.2	1,001.2
Other	1,731.9	3,557.5	2,002.7	2,540.1	(112.2)	(605.2)	396.5	625.3	1,844.2	4,162.7	1,606.2	1,914.8

Mizuho Bank
Japanese Bonds	5,987.7	19,068.0	2,171.1	904.7	(805.8)	1,739.6	(356.7)	(97.2)	6,793.6	17,328.3	2,527.8	1,001.9
Japanese Government Bonds	5,588.4	17,909.9	1,872.1	—	(829.2)	1,763.5	(396.7)	—	6,417.7	16,146.4	2,268.8	—
Japanese Local Government Bonds	33.5	114.3	85.5	0.7	3.3	(15.1)	8.0	(0.0)	30.1	129.4	77.4	0.7
Japanese Corporate Bonds	365.7	1,043.7	213.4	903.9	20.0	(8.7)	31.8	(97.2)	345.7	1,052.5	181.6	1,001.2
Other	1,726.8	3,353.4	1,799.9	2,491.7	(106.1)	(416.6)	316.1	576.9	1,832.9	3,770.1	1,483.7	1,914.8

Mizuho Trust & Banking
Japanese Bonds	536.8	147.6	204.2	—	515.0	(523.6)	(109.0)	—	21.8	671.3	313.2	—
Japanese Government Bonds	530.0	100.0	200.0	—	510.0	(512.5)	(105.0)	—	20.0	612.5	305.0	—
Japanese Local Government Bonds	0.1	0.9	2.4	—	—	0.1	(0.2)	—	0.1	0.8	2.6	—
Japanese Corporate Bonds	6.7	46.6	1.8	—	5.0	(11.2)	(3.7)	—	1.7	57.9	5.6	—
Other	5.1	204.1	202.8	48.3	(6.1)	(188.5)	80.3	48.3	11.2	392.6	122.4	—

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

¢ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2014				Change				As of March 31, 2014
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	2,841.2	14,535.3	6,559.9	23,936.4	(1,566.8)	(100.1)	510.4	(1,156.5)	4,408.0	14,635.4	6,049.5	25,093.0
Receive Float / Pay Fixed	278.6	3,414.0	3,319.9	7,012.6	(208.1)	348.4	(493.4)	(353.2)	486.8	3,065.5	3,813.4	7,365.8
Receive Float / Pay Float	59.8	64.3	—	124.1	9.8	(7.6)	—	2.1	50.0	71.9	—	121.9
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,179.7	18,013.6	9,879.8	31,073.2	(1,765.2)	240.7	16.9	(1,507.5)	4,944.9	17,772.9	9,862.9	32,580.8

Mizuho Bank
Receive Fixed / Pay Float	2,841.2	14,530.3	6,030.2	23,401.7	(1,561.8)	24.8	285.7	(1,251.2)	4,403.0	14,505.4	5,744.5	24,653.0
Receive Float / Pay Fixed	253.6	3,372.5	3,074.9	6,701.1	(233.1)	348.0	(643.4)	(528.5)	486.8	3,024.4	3,718.4	7,229.7
Receive Float / Pay Float	59.8	64.3	—	124.1	9.8	(7.6)	—	2.1	50.0	71.9	—	121.9
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	3,154.7	17,967.2	9,105.1	30,227.1	(1,785.2)	365.3	(357.7)	(1,777.6)	4,939.9	17,601.8	9,462.9	32,004.7

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	5.0	529.7	534.7	(5.0)	(125.0)	224.7	94.7	5.0	130.0	305.0	440.0
Receive Float / Pay Fixed	25.0	41.4	245.0	311.4	25.0	0.3	150.0	175.3	—	41.0	95.0	136.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	25.0	46.4	774.7	846.1	20.0	(124.6)	374.7	270.0	5.0	171.0	400.0	576.0

(Reference)

Deferred Hedge Gains/Losses of Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2014			Change			As of March 31, 2014
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	662.1	683.1	(21.0)	16.8	29.1	(12.2)	645.2	654.0	(8.7)
Mizuho Bank	581.7	598.9	(17.1)	4.5	19.6	(15.0)	577.1	579.2	(2.0)
Mizuho Trust & Banking	80.4	84.2	(3.8)	12.3	9.5	2.7	68.1	74.7	(6.6)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Accounting Standard for Retirement Benefits and others have been revised and applied from the end of fiscal 2013 and the beginning of fiscal 2014.

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2014
			Change	First Half of Fiscal 2013
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,147,919	(25,802)	1,173,721
Discount Rate (%)		0.16~2.35		1.70
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,539,705	151,528	1,388,176
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	38,370	(141,033)	179,404
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	430,156	36,297	393,859
Mizuho Bank
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,016,260	(24,151)	1,040,412
Discount Rate (%)		0.16~2.35		1.70
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,380,819	141,799	1,239,020
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	22,045	(132,774)	154,819
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	386,604	33,176	353,427
Mizuho Trust & Banking
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	131,658	(1,650)	133,309
Discount Rate (%)		0.16~2.35		1.70
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	158,885	9,728	149,156
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	16,325	(8,258)	24,584
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	43,552	3,120	40,431

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2014
		Change	First Half of Fiscal 2013
Service Cost	(10,981)	(384)	(10,596)
Interest Cost	(5,111)	4,864	(9,976)
Expected Return on Plan Assets	16,248	(270)	16,519
Accumulation (Amortization) of Unrecognized Actuarial Differences	(10,268)	(1,307)	(8,960)
Other	(2,078)	(109)	(1,968)

Total	(12,190)	2,792	(14,983)

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2014
		Change	First Half of Fiscal 2013
Service Cost	(9,433)	(262)	(9,170)
Interest Cost	(4,518)	4,325	(8,843)
Expected Return on Plan Assets	14,563	(120)	14,684
Accumulation (Amortization) of Unrecognized Actuarial Differences	(8,696)	(996)	(7,700)
Other	(1,791)	(92)	(1,698)

Total	(9,875)	2,853	(12,728)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2014
		Change	First Half of Fiscal 2013
Service Cost	(1,547)	(122)	(1,425)
Interest Cost	(593)	539	(1,133)
Expected Return on Plan Assets	1,684	(150)	1,834
Accumulation (Amortization) of Unrecognized Actuarial Differences	(1,571)	(310)	(1,260)
Other	(287)	(16)	(270)

Total	(2,315)	(60)	(2,254)

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2014
			Change	First Half of Fiscal 2013
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,296,804	(29,639)	1,326,443
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,686,455	173,713	1,512,741
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	42,388	(151,528)	193,916
Prepaid Pension Cost (at the beginning of the fiscal year)	(D)		(418,846)	418,846
Reserve for Employee Retirement Benefits (at the beginning of the fiscal year)	(A)-(B)-(C)+(D)		(38,632)	38,632
Net Defined Benefit Asset (at the beginning of the fiscal year)	(E)	432,869	432,869

Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(E)	43,219	43,219

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	First Half of Fiscal 2014
		Change	First Half of Fiscal 2013
Service Cost	(16,325)	(609)	(15,716)
Interest Cost	(5,777)	5,290	(11,068)
Expected Return on Plan Assets	17,798	(152)	17,951
Accumulation (Amortization) of Unrecognized Actuarial Differences	(11,274)	(689)	(10,584)
Other	(3,689)	(137)	(3,551)

Total	(19,267)	3,701	(22,969)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2014 (Preliminary)		As of March 31, 2014
International Standard		Change
(1) Total Capital Ratio	15.06	0.70	14.36
(2) Tier 1 Capital Ratio	11.85	0.50	11.35
(3) Common Equity Tier 1 Capital Ratio	9.32	0.52	8.80
(4) Total Capital	9,167.5	511.5	8,655.9
(5) Tier 1 Capital	7,217.2	372.4	6,844.7
(6) Common Equity Tier 1 Capital	5,677.2	372.8	5,304.4
(7) Risk weighted Assets	60,865.9	591.8	60,274.0
(8) Total Required Capital (7)X8%	4,869.2	47.3	4,821.9

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2014 (Preliminary)		As of March 31, 2014	As of September 30, 2014 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	16.02	0.54	15.48	16.14
(2) Tier 1 Capital Ratio	12.69	0.34	12.35	12.61
(3) Common Equity Tier 1 Capital Ratio	10.59	0.40	10.19	10.52
(4) Total Capital	8,692.7	512.1	8,180.6	8,587.6
(5) Tier 1 Capital	6,883.3	358.0	6,525.3	6,707.0
(6) Common Equity Tier 1 Capital	5,748.0	361.5	5,386.5	5,595.0
(7) Risk weighted Assets	54,230.2	1,406.5	52,823.7	53,175.4
(8) Total Required Capital (7)X8%	4,338.4	112.5	4,225.8	4,254.0
Mizuho Trust & Banking
International Standard
(1) Total Capital Ratio	19.06	1.26	17.80	19.03
(2) Tier 1 Capital Ratio	16.37	1.61	14.76	16.36
(3) Common Equity Tier 1 Capital Ratio	16.37	1.61	14.76	16.36
(4) Total Capital	490.0	33.3	456.6	483.6
(5) Tier 1 Capital	420.9	42.1	378.7	415.8
(6) Common Equity Tier 1 Capital	420.9	42.1	378.7	415.8
(7) Risk weighted Assets	2,569.8	5.1	2,564.6	2,540.8
(8) Total Required Capital (7)X8%	205.5	0.4	205.1	203.2

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.
•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2014				As of March 31, 2014
		%	Change	%		%
Loans to Bankrupt Obligors	11,221	0.01	(973)	(0.00)	12,194	0.01
Non-Accrual Delinquent Loans	459,560	0.65	(48,440)	(0.07)	508,001	0.73
Loans Past Due for 3 Months or More	4,500	0.00	391	0.00	4,109	0.00
Restructured Loans	426,614	0.60	(77,985)	(0.12)	504,600	0.72

Total	901,897	1.28	(127,008)	(0.19)	1,028,905	1.48

Total Loans	70,193,539	100.00	892,134		69,301,405	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	143,083		(23,668)		166,752

Trust Account
	As of September 30, 2014				As of March 31, 2014
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,039	18.05	(6)	0.66	3,046	17.38
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	3,039	18.05	(6)	0.66	3,046	17.38

Total Loans	16,835	100.00	(686)		17,522	100.00

Consolidated + Trust Account
	As of September 30, 2014				As of March 31, 2014
		%	Change	%		%
Loans to Bankrupt Obligors	11,221	0.01	(973)	(0.00)	12,194	0.01
Non-Accrual Delinquent Loans	462,600	0.65	(48,447)	(0.07)	511,047	0.73
Loans Past Due for 3 Months or More	4,500	0.00	391	0.00	4,109	0.00
Restructured Loans	426,614	0.60	(77,985)	(0.12)	504,600	0.72

Total	904,936	1.28	(127,015)	(0.19)	1,031,951	1.48

Total Loans	70,210,375	100.00	891,447		69,318,927	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2014				As of March 31, 2014
(Banking Account + Trust Account)		%	Change	%		%

Loans to Bankrupt Obligors	7,117	0.01	(2,161)	(0.00)	9,278	0.01
Non-Accrual Delinquent Loans	447,693	0.63	(40,763)	(0.06)	488,456	0.69
Loans Past Due for 3 Months or More	4,496	0.00	391	0.00	4,104	0.00
Restructured Loans	345,590	0.48	(62,432)	(0.09)	408,023	0.58

Total	804,898	1.13	(104,965)	(0.16)	909,864	1.29

Total Loans	70,756,840	100.00	764,911		69,991,928	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	126,979		(22,199)		149,178
Mizuho Bank
Loans to Bankrupt Obligors	7,077	0.01	(2,180)	(0.00)	9,257	0.01
Non-Accrual Delinquent Loans	428,611	0.63	(40,757)	(0.06)	469,368	0.70
Loans Past Due for 3 Months or More	4,318	0.00	213	0.00	4,104	0.00
Restructured Loans	342,785	0.50	(59,435)	(0.09)	402,221	0.60

Total	782,792	1.15	(102,159)	(0.16)	884,952	1.32

Total Loans	67,685,858	100.00	849,304		66,836,553	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	125,259		(21,936)		147,196
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	40	0.00	18	0.00	21	0.00
Non-Accrual Delinquent Loans	16,042	0.52	1	0.01	16,041	0.51
Loans Past Due for 3 Months or More	178	0.00	178	0.00	—	—
Restructured Loans	2,804	0.09	(2,997)	(0.09)	5,802	0.18

Total	19,066	0.62	(2,798)	(0.07)	21,865	0.69

Total Loans	3,054,146	100.00	(83,706)		3,137,852	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	1,719		(262)		1,982
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	3,039	18.05	(6)	0.66	3,046	17.38
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	3,039	18.05	(6)	0.66	3,046	17.38

Total Loans	16,835	100.00	(686)		17,522	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Reserves for Possible Losses on Loans	524,517	(91,790)	616,307
General Reserve for Possible Losses on Loans	336,002	(62,735)	398,737
Specific Reserve for Possible Losses on Loans	187,930	(28,856)	216,787
Reserve for Possible Losses on Loans to Restructuring Countries	584	(197)	782
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	166,050	(29,106)	195,157

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Reserves for Possible Losses on Loans	438,243	(85,141)	523,384
General Reserve for Possible Losses on Loans	292,195	(56,258)	348,454
Specific Reserve for Possible Losses on Loans	145,463	(28,684)	174,147
Reserve for Possible Losses on Loans to Restructuring Countries	584	(197)	782
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	149,357	(27,627)	176,984
Mizuho Bank
Reserves for Possible Losses on Loans	429,081	(81,593)	510,675
General Reserve for Possible Losses on Loans	287,533	(52,445)	339,978
Specific Reserve for Possible Losses on Loans	140,963	(28,950)	169,914
Reserve for Possible Losses on Loans to Restructuring Countries	584	(197)	782
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	147,187	(27,279)	174,467
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	9,161	(3,547)	12,709
General Reserve for Possible Losses on Loans	4,662	(3,813)	8,475
Specific Reserve for Possible Losses on Loans	4,499	266	4,233
Reserve for Possible Losses on Loans to Restructuring Countries	0	0	0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	2,169	(348)	2,517

*	Reserve for Possible Losses on Entrusted Loans (¥51 million and ¥53 million for September 30, 2014 and March 31, 2014 respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2014		As of March 31, 2014
		Change
Mizuho Financial Group	58.15	(1.74)	59.89
* Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2014		As of March 31, 2014
		Change
Total	54.65	(3.06)	57.71
Mizuho Bank	54.81	(2.89)	57.70
Mizuho Trust & Banking (Banking Account)	48.05	(10.07)	58.12
* Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	71,351	(8,886)	80,238
Claims with Collection Risk	440,584	(44,413)	484,998
Claims for Special Attention	431,115	(77,593)	508,709
Total	943,052	(130,893)	1,073,945
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	165,495	(29,034)	194,529
Trust Account
	As of September 30, 2014		As of March 31, 2014
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	3,039	(6)	3,046
Claims for Special Attention	—	—	—
Total	3,039	(6)	3,046
Consolidated + Trust Account
	As of September 30, 2014		As of March 31, 2014
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	71,351	(8,886)	80,238
Claims with Collection Risk	443,624	(44,420)	488,044
Claims for Special Attention	431,115	(77,593)	508,709
Total	946,091	(130,900)	1,076,992

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2014				As of March 31, 2014
(Banking Account + Trust Account)		%	Change	%		%

Claims against Bankrupt and Substantially Bankrupt Obligors	56,926	0.07	(10,349)	(0.01)	67,275	0.08
Claims with Collection Risk	430,255	0.54	(41,785)	(0.06)	472,041	0.60
Claims for Special Attention	350,087	0.43	(62,041)	(0.08)	412,128	0.52
Sub-total	837,269	1.05	(114,176)	(0.16)	951,445	1.21
Normal Claims	78,773,438	98.94	1,240,924	0.16	77,532,514	98.78
Total	79,610,708	100.00	1,126,748		78,483,960	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	149,082		(27,542)		176,624
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	55,598	0.07	(9,904)	(0.01)	65,502	0.08
Claims with Collection Risk	412,447	0.53	(42,249)	(0.06)	454,696	0.60
Claims for Special Attention	347,103	0.45	(59,222)	(0.08)	406,326	0.54
Sub-total	815,149	1.06	(111,375)	(0.16)	926,525	1.23
Normal Claims	75,617,712	98.93	1,321,262	0.16	74,296,449	98.76
Total	76,432,862	100.00	1,209,887		75,222,975	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	147,187		(27,279)		174,467
Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	1,327	0.04	(445)	(0.01)	1,772	0.05
Claims with Collection Risk	14,769	0.46	470	0.02	14,298	0.44
Claims for Special Attention	2,983	0.09	(2,819)	(0.08)	5,802	0.17
Sub-total	19,080	0.60	(2,793)	(0.07)	21,874	0.67
Normal Claims	3,141,929	99.39	(79,659)	0.07	3,221,588	99.32
Total	3,161,010	100.00	(82,452)		3,243,463	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,894		(263)		2,157
(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	3,039	18.05	(6)	0.66	3,046	17.38
Claims for Special Attention	—	—	—	—	—	—
Sub-total	3,039	18.05	(6)	0.66	3,046	17.38
Normal Claims	13,796	81.94	(679)	(0.66)	14,475	82.61
Total	16,835	100.00	(686)		17,522	100.00
* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	56.9	(10.3)	67.2
Collateral, Guarantees, and equivalent	56.1	(10.0)	66.2
Reserve for Possible Losses	0.7	(0.2)	1.0
Claims with Collection Risk	427.2	(41.7)	468.9
Collateral, Guarantees, and equivalent	217.4	(4.8)	222.3
Reserve for Possible Losses	144.5	(28.3)	172.9
Claims for Special Attention	350.0	(62.0)	412.1
Collateral, Guarantees, and equivalent	152.2	(10.6)	162.9
Reserve for Possible Losses	41.3	(19.0)	60.3

Total	834.2	(114.1)	948.3

Collateral, Guarantees, and equivalent	425.8	(25.6)	451.4
Reserve for Possible Losses	186.5	(47.7)	234.3

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	55.5	(9.9)	65.5
Collateral, Guarantees, and equivalent	54.8	(9.6)	64.5
Reserve for Possible Losses	0.7	(0.2)	0.9
Claims with Collection Risk	412.4	(42.2)	454.6
Collateral, Guarantees, and equivalent	208.0	(4.8)	212.8
Reserve for Possible Losses	140.0	(28.6)	168.7
Claims for Special Attention	347.1	(59.2)	406.3
Collateral, Guarantees, and equivalent	150.9	(10.4)	161.4
Reserve for Possible Losses	40.9	(18.5)	59.5

Total	815.1	(111.3)	926.5

Collateral, Guarantees, and equivalent	413.9	(24.8)	438.7
Reserve for Possible Losses	181.7	(47.4)	229.2

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1.3	(0.4)	1.7
Collateral, Guarantees, and equivalent	1.2	(0.4)	1.7
Reserve for Possible Losses	0.0	(0.0)	0.0
Claims with Collection Risk	14.7	0.4	14.2
Collateral, Guarantees, and equivalent	9.4	(0.0)	9.4
Reserve for Possible Losses	4.4	0.2	4.1
Claims for Special Attention	2.9	(2.8)	5.8
Collateral, Guarantees, and equivalent	1.2	(0.2)	1.5
Reserve for Possible Losses	0.3	(0.5)	0.8

Total	19.0	(2.7)	21.8

Collateral, Guarantees, and equivalent	11.9	(0.7)	12.7
Reserve for Possible Losses	4.8	(0.2)	5.1

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	3.0	(0.0)	3.0
Collateral, Guarantees, and equivalent	3.0	(0.0)	3.0
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	3.0	(0.0)	3.0

Collateral, Guarantees, and equivalent	3.0	(0.0)	3.0

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Coverage Amount	612.4	(73.3)	685.8
Reserves for Possible Losses on Loans	186.5	(47.7)	234.3
Collateral, Guarantees, and equivalent	425.8	(25.6)	451.4

	(%)
Coverage Ratio	73.5	1.1	72.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	84.7	0.4	84.2
Claims for Special Attention	55.2	1.1	54.1
Claims against Special Attention Obligors	59.1	1.6	57.4

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	68.9	(1.1)	70.1
Claims for Special Attention	20.8	(3.3)	24.2
Claims against Special Attention Obligors	23.7	(4.2)	27.9

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	12.71	(3.79)	16.50
Claims against Watch Obligors excluding Special Attention Obligors	7.16	0.82	6.34
Claims against Normal Obligors	0.09	(0.01)	0.10

Mizuho Bank
	(Billions of yen)
Coverage Amount	595.6	(72.3)	668.0
Reserves for Possible Losses on Loans	181.7	(47.4)	229.2
Collateral, Guarantees, and equivalent	413.9	(24.8)	438.7

	(%)
Coverage Ratio	73.0	0.9	72.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	84.3	0.4	83.9
Claims for Special Attention	55.2	0.9	54.3
Claims against Special Attention Obligors	59.1	1.1	57.9

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	68.5	(1.2)	69.7
Claims for Special Attention	20.8	(3.4)	24.2
Claims against Special Attention Obligors	23.7	(4.4)	28.2

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	12.73	(3.77)	16.50
Claims against Watch Obligors excluding Special Attention Obligors	7.23	0.81	6.42
Claims against Normal Obligors	0.09	(0.01)	0.10

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Coverage Amount	16.8	(1.0)	17.8
Reserves for Possible Losses on Loans	4.8	(0.2)	5.1
Collateral, Guarantees, and equivalent	11.9	(0.7)	12.7

	(%)
Coverage Ratio	88.1	6.6	81.4
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	94.0	(1.4)	95.5
Claims for Special Attention	53.5	12.2	41.2
Claims against Special Attention Obligors	57.6	20.9	36.7

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	83.5	(3.2)	86.7
Claims for Special Attention	19.9	(0.8)	20.7
Claims against Special Attention Obligors	19.7	(0.9)	20.6

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	10.43	(6.07)	16.51
Claims against Watch Obligors excluding Special Attention Obligors	4.09	0.02	4.07
Claims against Normal Obligors	0.07	(0.00)	0.07

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk (under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2011	Fiscal 2012	Fiscal 2013	Fiscal 2014
	As of March 31, 2012	As of March 31, 2013	As of March 31, 2014	As of September 30, 2014
				MHBK	MHTB *	Aggregate Figures for the 2 Banks
							Change from March 31, 2014
Claims against Bankrupt and Substantially Bankrupt Obligors	157.0	107.8	38.3	30.4	0.8	31.2	(7.0)
Claims with Collection Risk	521.5	331.2	223.6	179.5	6.3	185.8	(37.7)
Amount Categorized as above up to Fiscal 2011	678.6	439.1	262.0	209.9	7.1	217.1	(44.8)
of which the amount which was in the process of being removed from the balance sheet	113.6	69.3	34.4	26.5	0.8	27.4	(7.0)
Claims against Bankrupt and Substantially Bankrupt Obligors		51.3	8.4	5.0	0.1	5.1	(3.2)
Claims with Collection Risk		222.0	120.1	83.0	4.7	87.7	(32.4)
Amount Newly Categorized as above during Fiscal 2012		273.3	128.6	88.0	4.8	92.9	(35.6)
of which the amount which was in the process of being removed from the balance sheet		25.1	8.4	5.0	0.1	5.1	(3.2)
Claims against Bankrupt and Substantially Bankrupt Obligors			20.5	9.6	0.1	9.8	(10.6)
Claims with Collection Risk			128.1	99.8	4.8	104.7	(23.4)
Amount Newly Categorized as above during Fiscal 2013			148.7	109.5	5.0	114.6	(34.0)
of which the amount which was in the process of being removed from the balance sheet			18.5	9.5	0.1	9.7	(8.7)
Claims against Bankrupt and Substantially Bankrupt Obligors				10.5	0.1	10.6	10.6
Claims with Collection Risk				49.9	1.8	51.8	51.8
Amount Newly Categorized as above during the First Half of Fiscal 2014				60.5	2.0	62.5	62.5
of which the amount which was in the process of being removed from the balance sheet				10.5	0.1	10.6	10.6
Claims against Bankrupt and Substantially Bankrupt Obligors	157.0	159.1	67.2	55.5	1.3	56.9	(10.3)
Claims with Collection Risk	521.5	553.2	472.0	412.4	17.8	430.2	(41.7)
Total	678.6	712.4	539.3	468.0	19.1	487.1	(52.1)
of which the amount which was in the process of being removed from the balance sheet	113.6	94.5	61.4	51.7	1.3	53.0	(8.4)

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2014

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)
		MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(9.7)	(9.7)	(0.0)
Restructuring	(5.1)	(4.8)	(0.2)
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(37.7)	(37.7)	—
Direct Write-off	28.5	28.3	0.1
Other	(90.5)	(88.5)	(1.9)
Debt recovery	(47.4)	(46.5)	(0.8)
Improvement in Business Performance	(43.1)	(42.0)	(1.1)

Total	(114.6)	(112.6)	(2.0)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2014				As of March 31, 2014
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	56,437.5	714.3	(755.1)	(85.4)	57,192.7	799.8
Manufacturing	7,890.2	128.0	276.4	(27.0)	7,613.7	155.1
Agriculture & Forestry	42.3	0.2	5.4	(0.1)	36.8	0.3
Fishery	1.0	0.3	(0.9)	(0.1)	2.0	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	247.7	0.0	7.7	(0.0)	239.9	0.0
Construction	744.6	23.4	(11.3)	(7.9)	755.9	31.4
Utilities	2,444.2	—	47.2	(0.0)	2,397.0	0.0
Communication	1,214.3	18.4	(12.5)	1.2	1,226.8	17.2
Transportation & Postal Industry	2,419.6	28.3	(47.8)	(1.6)	2,467.4	30.0
Wholesale & Retail	4,901.3	129.9	110.2	(7.4)	4,791.1	137.4
Finance & Insurance	6,655.8	5.5	(26.2)	(5.8)	6,682.1	11.4
Real Estate	6,344.6	71.4	(37.6)	(10.2)	6,382.3	81.7
Commodity Lease	1,598.9	1.9	62.1	0.0	1,536.7	1.9
Service Industries	2,522.4	76.3	104.7	3.6	2,417.6	72.6
Local Governments	1,050.7	2.9	(72.1)	(0.0)	1,122.8	2.9
Governments	4,453.8	—	(1,117.8)	—	5,571.6	—
Other	13,905.7	227.1	(42.6)	(29.7)	13,948.4	256.8
Overseas Total (including Loans Booked Offshore)	15,336.2	90.5	1,534.2	(19.4)	13,802.0	110.0
Governments	587.9	—	67.4	—	520.4	—
Financial Institutions	4,954.5	—	379.4	—	4,575.1	—
Other	9,793.7	90.5	1,087.3	(19.4)	8,706.4	110.0

Total	71,773.8	804.8	779.0	(104.9)	70,994.8	909.8

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2014: ¥454.7 billion (from MHBK)
As of March 31, 2014: ¥561.4 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2014				As of March 31, 2014
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	52,356.0	692.2	(684.7)	(82.6)	53,040.7	774.8
Manufacturing	7,364.7	126.4	288.5	(25.2)	7,076.2	151.6
Agriculture & Forestry	42.2	0.2	5.4	(0.1)	36.8	0.3
Fishery	1.0	0.3	(0.9)	(0.1)	2.0	0.4
Mining, Quarrying Industry & Gravel Extraction Industry	245.0	0.0	7.6	(0.0)	237.4	0.0
Construction	693.7	23.2	(8.5)	(7.9)	702.2	31.2
Utilities	2,156.0	—	36.1	(0.0)	2,119.8	0.0
Communication	1,141.7	18.4	(14.9)	1.2	1,156.7	17.2
Transportation & Postal Industry	2,214.3	28.2	(53.6)	(1.6)	2,268.0	29.9
Wholesale & Retail	4,740.5	129.7	109.7	(7.4)	4,630.7	137.1
Finance & Insurance	6,187.4	5.5	25.6	(5.8)	6,161.7	11.4
Real Estate	5,312.2	58.8	(2.4)	(9.5)	5,314.6	68.3
Commodity Lease	1,382.5	1.9	45.8	0.0	1,336.6	1.9
Service Industries	2,459.5	76.0	111.6	3.5	2,347.9	72.5
Local Governments	1,027.2	—	(70.3)	—	1,097.5	—
Governments	4,453.8	—	(1,104.3)	—	5,558.1	—
Other	12,933.7	222.8	(60.1)	(29.3)	12,993.8	252.2
Overseas Total (including Loans Booked Offshore)	15,329.8	90.5	1,534.0	(19.4)	13,795.8	110.0
Governments	587.4	—	67.4	—	519.9	—
Financial Institutions	4,954.5	—	379.4	—	4,575.1	—
Other	9,787.8	90.5	1,087.1	(19.4)	8,700.7	110.0

Total	67,685.8	782.7	849.3	(102.1)	66,836.5	884.9

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,081.5	22.1	(70.4)	(2.8)	4,152.0	24.9
Manufacturing	525.4	1.5	(12.0)	(1.8)	537.5	3.4
Agriculture & Forestry	0.0	—	(0.0)	—	0.0	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.6	—	0.1	—	2.5	—
Construction	50.8	0.1	(2.7)	(0.0)	53.6	0.1
Utilities	288.2	—	11.1	—	277.1	—
Communication	72.5	—	2.4	—	70.1	—
Transportation & Postal Industry	205.2	0.0	5.7	(0.0)	199.4	0.0
Wholesale & Retail	160.8	0.2	0.4	(0.0)	160.3	0.2
Finance & Insurance	468.4	—	(51.9)	—	520.3	—
Real Estate	1,032.4	12.6	(35.2)	(0.7)	1,067.6	13.3
Commodity Lease	216.3	—	16.3	—	200.0	—
Service Industries	62.9	0.2	(6.8)	0.1	69.7	0.1
Local Governments	23.4	2.9	(1.8)	(0.0)	25.2	2.9
Governments	—	—	(13.5)	—	13.5	—
Other	972.0	4.2	17.4	(0.3)	954.6	4.6
Overseas Total (including Loans Booked Offshore)	6.4	—	0.1	—	6.2	—
Governments	0.5	—	0.0	—	0.4	—
Financial Institutions	—	—	—	—	—	—
Other	5.9	—	0.1	—	5.7	—

Total	4,087.9	22.1	(70.2)	(2.8)	4,158.2	24.9

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2014				As of March 31, 2014
			Change
	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	731.6	72.9	(90.4)	0.7	822.0	72.1
Manufacturing	138.7	65.9	(26.9)	0.3	165.7	65.5
Agriculture & Forestry	0.2	38.0	(0.1)	12.3	0.3	25.7
Fishery	0.3	11.6	(0.1)	(10.3)	0.4	21.9
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	23.4	70.3	(8.0)	(11.4)	31.4	81.8
Utilities	—	—	(0.0)	(13.1)	0.0	13.1
Communication	18.7	78.5	1.2	12.3	17.5	66.2
Transportation & Postal Industry	28.3	62.3	(1.6)	3.7	30.0	58.5
Wholesale & Retail	134.4	61.8	(7.1)	0.7	141.5	61.0
Finance & Insurance	5.5	21.9	(5.8)	5.7	11.4	16.1
Real Estate	71.7	82.8	(10.2)	(2.4)	82.0	85.2
Commodity Lease	1.9	71.9	0.0	0.8	1.9	71.1
Service Industries	76.9	67.4	3.4	1.2	73.4	66.1
Local Governments	2.9	100.0	(0.0)	—	2.9	100.0
Other	228.0	84.6	(34.8)	1.7	262.8	82.9
Overseas Total (including Loans Booked Offshore)	105.6	77.3	(23.7)	3.4	129.4	73.9
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	105.6	77.3	(23.7)	3.4	129.4	73.9
Total	837.2	73.5	(114.1)	1.1	951.4	72.4

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-28

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Housing and Consumer Loans	11,864.7	(125.7)	11,990.5
Housing Loans for owner’s residential housing	10,288.2	(88.3)	10,376.5

Mizuho Bank

Housing and Consumer Loans	11,708.5	(113.5)	11,822.0
Housing Loans	10,711.4	(120.0)	10,831.5
for owner’s residential housing	10,149.0	(77.9)	10,227.0
Consumer loans	997.0	6.5	990.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	156.2	(12.2)	168.4
Housing Loans for owner’s residential housing	139.1	(10.3)	149.4

*	Above figures are aggregate banking and trust account amounts.

(2) Loans to SMEs and Individual Customers

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.0	0.3	56.7
Loans to SMEs and Individual Customers	32,208.2	(236.6)	32,444.8

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.5	0.4	57.0
Loans to SMEs and Individual Customers	30,128.0	(155.5)	30,283.5

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	50.9	(1.0)	52.0
Loans to SMEs and Individual Customers	2,080.1	(81.1)	2,161.3

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries, etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2014				As of March 31, 2014
		Non-Accrual, Past Due and Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due and Restructured Loans	Outstanding Balance	Non-Accrual, Past Due and Restructured Loans
Asia	5,908.2	17.6	597.7	(6.8)	5,310.4	24.4
Hong Kong	1,296.6	3.7	167.9	(0.5)	1,128.6	4.3
South Korea	810.6	1.1	(35.9)	(0.1)	846.6	1.2
Singapore	867.2	9.1	136.0	(2.2)	731.1	11.3
Thailand	812.7	0.1	76.5	(0.1)	736.1	0.2
Central and South America	3,780.4	137.0	227.0	(26.1)	3,553.4	163.2
North America	4,381.6	1.7	488.1	1.6	3,893.5	0.1
Eastern Europe	29.2	4.6	3.4	0.2	25.8	4.3
Western Europe	2,642.6	30.5	(22.8)	(11.4)	2,665.4	41.9
Other	1,590.7	9.9	114.8	(1.4)	1,475.9	11.3
Total	18,332.9	201.6	1,408.2	(43.8)	16,924.6	245.4

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Aggregate Figures for the 2 Banks

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2014 to September 30, 2019)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	4,084.0
Income before Income Taxes	2	3,396.3
Tax Adjustments *[1]	3	184.2
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,580.5

Effective Statutory Tax Rate	5	35.55%~35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,272.9

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2014.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2010	313.7
Fiscal 2011	491.9
Fiscal 2012	107.3
Fiscal 2013	344.1
First Half of Fiscal 2014 (estimate)	233.8

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK, the former MHBK, and MHTB. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK, the former MHCB, and MHTB.
*3.	Figure for the first half of fiscal 2014 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2014		As of March 31, 2014
			Change
Reserves for Possible Losses on Loans	7	168.1	(28.9)	197.0
Impairment of Securities	8	202.9	(35.3)	238.3
Net Unrealized Losses on Other Securities	9	17.7	(8.5)	26.2
Reserve for Employee Retirement Benefits	10	12.9	(0.4)	13.4
Net Deferred Hedge Losses	11	7.4	4.3	3.1
Tax Losses Carried Forward	12	7.9	7.9	—
Other	13	289.8	(0.8)	290.7

Total Deferred Tax Assets	14	707.0	(61.7)	768.8

Valuation Allowance	15	(233.2)	35.9	(269.2)

Sub-Total [ 14 + 15 ]	16	473.7	(25.8)	499.6

Amount related to Retirement Benefits Accounting *[1]	17	(147.8)	(8.0)	(139.8)
Net Unrealized Gains on Other Securities	18	(405.7)	(151.8)	(253.9)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(41.7)	9.9	(51.6)

Total Deferred Tax Liabilities	21	(595.4)	(149.9)	(445.5)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(121.6)	(175.7)	54.1
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(408.2)	(151.9)	(256.2)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	7.4	4.3	3.1
Tax effects related to others	25	279.0	(28.1)	307.2

*1	Amount related to Retirement Benefits Accounting includes ¥(93.3) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

(Reference)

Consolidated

	(Billions of yen)
	As of September 30, 2014		As of March 31, 2014
		Change
Net Deferred Tax Assets	(144.7)	(198.8)	54.1

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2014 to September 30, 2019)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	3,786.7
Income before Income Taxes	2	3,142.9
Tax Adjustments *[1]	3	183.0
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,325.9

Effective Statutory Tax Rate	5	35.55%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,182.3

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2014.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2010	293.6
Fiscal 2011	461.1
Fiscal 2012	80.5
Fiscal 2013	304.2
First Half of Fiscal 2014 (estimate)	256.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK and the former MHCB.
*3.	Figure for the first half of fiscal 2014 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2014		As of March 31, 2014
			Change
Reserves for Possible Losses on Loans	7	164.6	(28.0)	192.7
Impairment of Securities	8	186.5	(16.4)	202.9
Net Unrealized Losses on Other Securities	9	17.5	(8.0)	25.5
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	6.0	5.3	0.7
Tax Losses Carried Forward	12	—	—	—
Other	13	283.2	0.0	283.1

Total Deferred Tax Assets	14	658.0	(47.1)	705.2

Valuation Allowance	15	(216.1)	18.1	(234.2)

Sub-Total [ 14 + 15 ]	16	441.9	(29.0)	470.9

Amount related to Retirement Benefits Accounting *[1]	17	(142.5)	(8.0)	(134.5)
Net Unrealized Gains on Other Securities	18	(378.7)	(141.0)	(237.6)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(41.1)	10.0	(51.2)

Total Deferred Tax Liabilities	21	(562.4)	(139.0)	(423.3)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(120.4)	(168.0)	47.5
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(380.7)	(140.9)	(239.7)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	6.0	5.3	0.7
Tax effects related to others	25	254.1	(32.4)	286.5

*1	Amount related to Retirement Benefits Accounting includes ¥(88.0) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥3,786.7 billion [1]

Income before Income Taxes: ¥3,142.9 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,325.9 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥658.0 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥216.1 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥562.4 billion [21], ¥120.4 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2014 to September 30, 2019)
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	1	297.3
Income before Income Taxes	2	253.4
Tax Adjustments *[1]	3	1.2
Taxable Income before Current Deductible Temporary Differences *[2]	4	254.6

Effective Statutory Tax Rate	5	35.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	90.6

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2014.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2010	20.1
Fiscal 2011	30.8
Fiscal 2012	26.8
Fiscal 2013	39.9
First Half of Fiscal 2014 (estimate)	(22.2)

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for the first half of fiscal 2014 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2014		As of March 31, 2014
			Change
Reserves for Possible Losses on Loans	7	3.4	(0.8)	4.2
Impairment of Securities	8	16.4	(18.9)	35.3
Net Unrealized Losses on Other Securities	9	0.1	(0.4)	0.6
Reserve for Employee Retirement Benefits	10	12.9	(0.4)	13.4
Net Deferred Hedge Losses	11	1.3	(0.9)	2.3
Tax Losses Carried Forward	12	7.9	7.9	—
Other	13	6.6	(0.8)	7.5

Total Deferred Tax Assets	14	49.0	(14.6)	63.6

Valuation Allowance	15	(17.1)	17.8	(34.9)

Sub-Total [ 14 + 15 ]	16	31.8	3.1	28.6

Amount related to Retirement Benefits Accounting *[1]	17	(5.3)	—	(5.3)
Net Unrealized Gains on Other Securities	18	(27.0)	(10.7)	(16.3)
Net Deferred Hedge Gains	19	—	—	—
Other	20	(0.6)	(0.1)	(0.4)

Total Deferred Tax Liabilities	21	(33.0)	(10.8)	(22.1)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(1.1)	(7.7)	6.5
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(27.5)	(11.0)	(16.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	1.3	(0.9)	2.3
Tax effects related to others	25	24.9	4.2	20.6

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 5. (1) ‚ of “Audit Guideline for Considering Recoverability of Deferred Tax Assets” (JICPA Audit Committee Report No. 66).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans): ¥297.3 billion [1]

Income before Income Taxes: ¥253.4 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥254.6 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥49.0 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥17.1 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥33.0 billion [21], ¥1.1 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-33

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2014		As of March 31, 2014
Aggregate Figures for the 2 Banks		Change

Deposits	77,910.6	878.3	77,032.2

Individual Deposits	38,915.7	412.9	38,502.8
Corporate Deposits	33,708.7	379.1	33,329.6
Financial/Government Institutions	5,286.0	86.3	5,199.7
Mizuho Bank
Deposits	75,490.6	613.0	74,877.5

Individual Deposits	37,726.8	450.7	37,276.0
Corporate Deposits	32,698.4	160.6	32,537.7
Financial/Government Institutions	5,065.3	1.6	5,063.7
Mizuho Trust & Banking
Deposits	2,420.0	265.3	2,154.6

Individual Deposits	1,188.9	(37.8)	1,226.7
Corporate Deposits	1,010.3	218.4	791.8
Financial/Government Institutions	220.7	84.6	136.0

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, Inc. and the 2 Banks

	As of September 30, 2014		As of March 31, 2014
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	47	14	33
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	90	—	90
Employees (excluding Executive Officers as defined in our internal regulations)	31,161	705	30,456
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Financial Group, Inc. (Non-Consolidated)

Mizuho Financial Group, Inc.

	As of September 30, 2014		As of March 31, 2014
		Change
Directors and Executive Officers as defined in the Companies Act	20	5	15
Executive Officers as defined in the Companies Act	12
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	37	—	37
Employees (excluding Executive Officers as defined in our internal regulations)	1,103	(5)	1,108

*       MHFG transformed itself into a Company with Committees which was approved at the ordinary general meeting of shareholders on June 24, 2014. Executive Officers as defined in the Companies Act include those doubling as Directors of Mizuho Financial Group, Inc.

Non-Consolidated

Mizuho Bank

	As of September 30, 2014		As of March 31, 2014
		Change
Directors and Auditors	19	4	15
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	65	—	65
Employees (excluding Executive Officers as defined in our internal regulations)	26,884	634	26,250

Mizuho Trust & Banking
Directors and Auditors	15	5	10
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	17	(8)	25
Employees (excluding Executive Officers as defined in our internal regulations)	3,174	76	3,098

(Reference)

Aggregate Figures for Mizuho Financial Group, Inc., the 2 Banks, and Mizuho Securities

	As of September 30, 2014		As of March 31, 2014
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	63	16	47
Executive Officers as defined in our internal regulations (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	110	(11)	121
Employees (excluding Executive Officers as defined in our internal regulations)	38,168	787	37,381
* The numbers have been adjusted for Directors, Auditors, and Executive Officers doubling other positions.

Mizuho Securities

	As of September 30, 2014		As of March 31, 2014
		Change
Directors and Auditors	18	2	16
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	32	(13)	45
Employees (excluding Executive Officers as defined in our internal regulations)	7,007	82	6,925

2-35

Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of September 30, 2014		As of March 31, 2014
		Change
Head Offices and Domestic Branches	455	—	455
Overseas Branches	24	—	24
Domestic Sub-Branches	57	—	57
Overseas Sub-Branches	13	1	12
Overseas Representative Offices	7	—	7

*      Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (36), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	—	419
Overseas Branches	24	—	24
Domestic Sub-Branches	40	—	40
Overseas Sub-Branches	13	1	12
Overseas Representative Offices	7	—	7

*      Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (36), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	17	—	17
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

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Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2014

Consolidated

(Billions of yen)
Fiscal 2014
Ordinary Profits	900.0
Net Income	550.0

Non-Consolidated

Mizuho Bank, Mizuho Trust & Banking

	(Billions of yen)
	Fiscal 2014
	Aggregate Figures for the 2 Banks	MHBK	MHTB *
Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans)	725.0	670.0	55.0
Ordinary Profits	725.0	670.0	55.0
Net Income	465.0	420.0	45.0

Credit-related Costs	—	—	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-37

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥19,934,577	¥19,218,757	715,819
Call Loans	489,672	434,458	55,214
Receivables under Resale Agreements	1,021,922	642,344	379,577
Guarantee Deposits Paid under Securities Borrowing Transactions	41,325	388,060	(346,734)
Other Debt Purchased	423,715	480,372	(56,656)
Trading Assets	6,555,562	4,972,189	1,583,373
Money Held in Trust	2,778	2,807	(28)
Securities	43,953,689	42,174,781	1,778,908
Loans and Bills Discounted	67,685,858	66,836,553	849,304
Foreign Exchange Assets	1,556,947	1,507,927	49,020
Derivatives other than for Trading	4,432,970	3,703,349	729,620
Other Assets	1,537,996	1,285,649	252,346
Tangible Fixed Assets	821,774	834,166	(12,392)
Intangible Fixed Assets	379,782	344,173	35,609
Prepaid Pension Cost	401,096	378,416	22,680
Deferred Tax Assets	—	47,591	(47,591)
Customers’ Liabilities for Acceptances and Guarantees	5,978,617	5,668,241	310,375
Reserves for Possible Losses on Loans	(429,081)	(510,675)	81,593
Reserve for Possible Losses on Investments	(0)	(15)	14

Total Assets	¥154,789,206	¥148,409,149	6,380,057

Liabilities
Deposits	¥87,731,799	¥86,048,678	1,683,121
Negotiable Certificates of Deposit	14,461,751	11,854,716	2,607,034
Call Money	4,553,279	6,058,995	(1,505,716)
Payables under Repurchase Agreements	9,439,934	7,656,634	1,783,300
Guarantee Deposits Received under Securities Lending Transactions	2,654,626	3,159,574	(504,948)
Trading Liabilities	4,111,825	3,144,085	967,739
Borrowed Money	7,944,241	8,968,740	(1,024,499)
Foreign Exchange Liabilities	488,727	436,106	52,621
Short-term Bonds	25,000	25,000	—
Bonds and Notes	4,318,208	3,958,105	360,102
Derivatives other than for Trading	4,550,497	3,886,304	664,193
Other Liabilities	1,699,822	1,103,309	596,512
Reserve for Bonus Payments	13,963	19,389	(5,426)
Reserve for Possible Losses on Sales of Loans	1,735	1,259	476
Reserve for Contingencies	1,679	215	1,463
Reserve for Reimbursement of Deposits	14,635	15,307	(671)
Reserve for Reimbursement of Debentures	52,760	54,956	(2,196)
Deferred Tax Liabilities	120,496	—	120,496
Deferred Tax Liabilities for Revaluation Reserve for Land	81,057	81,060	(2)
Acceptances and Guarantees	5,978,617	5,668,241	310,375

Total Liabilities	148,244,659	142,140,682	6,103,976

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,795	2,286,795	—
Capital Reserve	655,324	655,324	—
Other Capital Surplus	1,631,471	1,631,471	—
Retained Earnings	1,822,851	1,840,787	(17,935)
Appropriated Reserve	121,296	63,545	57,751
Other Retained Earnings	1,701,554	1,777,242	(75,687)
Retained Earnings Brought Forward	1,701,554	1,777,242	(75,687)

Total Shareholders’ Equity	5,513,712	5,531,648	(17,935)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	901,152	597,410	303,742
Net Deferred Hedge Gains (Losses), net of Taxes	(11,058)	(1,337)	(9,720)
Revaluation Reserve for Land, net of Taxes	140,740	140,745	(4)

Total Valuation and Translation Adjustments	1,030,834	736,818	294,016

Total Net Assets	6,544,547	6,268,466	276,080

Total Liabilities and Net Assets	¥154,789,206	¥148,409,149	6,380,057

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Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2014 (A)	For the six months ended September 30, 2013 (B) *	Change (A) - (B)
Ordinary Income	¥1,097,799	¥885,014	212,784
Interest Income	605,686	489,255	116,431
Interest on Loans and Bills Discounted	397,614	310,092	87,521
Interest and Dividends on Securities	151,074	129,459	21,614
Fee and Commission Income	214,957	163,507	51,449
Trading Income	24,072	33,994	(9,922)
Other Operating Income	125,889	76,052	49,837
Other Ordinary Income	127,193	122,204	4,988

Ordinary Expenses	699,655	519,961	179,693
Interest Expenses	154,867	141,808	13,058
Interest on Deposits	42,339	32,883	9,456
Fee and Commission Expenses	47,953	30,061	17,892
Trading Expenses	2,710	3,664	(954)
Other Operating Expenses	34,602	48,725	(14,122)
General and Administrative Expenses	418,479	261,235	157,244
Other Ordinary Expenses	41,042	34,467	6,575

Ordinary Profits	398,143	365,052	33,091

Extraordinary Gains	1	259	(258)

Extraordinary Losses	2,209	976	1,232

Income before Income Taxes	395,935	364,335	31,600
Income Taxes:
Current	100,841	17,953	82,888
Deferred	29,553	86,847	(57,294)

Net Income	¥265,540	¥259,533	6,006

*	Figures for the six months ended September 30, 2013 are the aggregate figures for the former MHCB for the first quarter and MHBK for the second quarter.

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Mizuho Bank, Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO BANK

	Millions of yen
	Shareholders’ Equity								Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Revaluation Reserve for Land, net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of April 1, 2014	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥63,545	¥1,777,242	¥1,840,787	¥5,531,648	¥597,410	¥(1,337)	¥140,745	¥736,818	¥6,268,466

Cumulative Effects of Changes in Accounting Policies						5,277	5,277	5,277					5,277
Balance as of the beginning of the period reflecting Changes in Accounting Policies	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥63,545	¥1,782,519	¥1,846,064	¥5,536,925	¥597,410	¥(1,337)	¥140,745	¥736,818	¥6,273,744

Changes during the period
Cash Dividends					57,751	(346,509)	(288,757)	(288,757)					(288,757)
Net Income						265,540	265,540	265,540					265,540
Transfer from Revaluation Reserve for Land, net of Taxes						4	4	4					4
Net Changes in Items other than Shareholders’ Equity									303,742	(9,720)	(4)	294,016	294,016

Total Changes during the period	—	—	—	—	57,751	(80,964)	(23,213)	(23,213)	303,742	(9,720)	(4)	294,016	270,803

Balance as of September 30, 2014	¥1,404,065	¥655,324	¥1,631,471	¥2,286,795	¥121,296	¥1,701,554	¥1,822,851	¥5,513,712	¥901,152	¥(11,058)	¥140,740	¥1,030,834	¥6,544,547

2-40

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2014 (A)	As of March 31, 2014 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,332,593	¥1,028,662	¥303,930
Call Loans	8,833	202,058	(193,224)
Other Debt Purchased	51,433	57,591	(6,157)
Trading Assets	71,052	60,918	10,133
Money Held in Trust	2,413	1,513	900
Securities	1,744,726	1,837,573	(92,847)
Loans and Bills Discounted	3,054,146	3,137,852	(83,706)
Foreign Exchange Assets	1,200	1,580	(379)
Other Assets	92,435	88,917	3,518
Tangible Fixed Assets	26,484	26,384	99
Intangible Fixed Assets	14,731	14,444	287
Prepaid Pension Cost	44,621	42,803	1,817
Deferred Tax Assets	—	6,524	(6,524)
Customers’ Liabilities for Acceptances and Guarantees	41,627	40,151	1,475
Reserves for Possible Losses on Loans	(9,161)	(12,709)	3,547
Reserve for Possible Losses on Investments	(1)	(11)	9

Total Assets	¥6,477,137	¥6,534,256	¥(57,119)

Liabilities
Deposits	¥2,433,549	¥2,192,012	¥241,536
Negotiable Certificates of Deposit	788,490	959,230	(170,740)
Call Money	1,030,814	996,045	34,769
Payables under Repurchase Agreements	10,945	10,291	654
Guarantee Deposits Received under Securities Lending Transactions	440,751	446,947	(6,195)
Trading Liabilities	68,661	61,320	7,341
Borrowed Money	160,170	168,562	(8,392)
Foreign Exchange Liabilities	—	8	(8)
Bonds and Notes	42,200	61,500	(19,300)
Due to Trust Accounts	932,263	1,084,938	(152,674)
Other Liabilities	19,512	45,542	(26,030)
Reserve for Bonus Payments	1,927	2,013	(86)
Reserve for Reimbursement of Deposits	1,119	1,144	(24)
Deferred Tax Liabilities	1,179	—	1,179
Acceptances and Guarantees	41,627	40,151	1,475

Total Liabilities	5,973,212	6,069,708	(96,495)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	146,928	138,356	8,571
Appropriated Reserve	17,471	12,041	5,429
Other Retained Earnings	129,457	126,315	3,141
Retained Earnings Brought Forward	129,457	126,315	3,141

Total Shareholders’ Equity	409,803	401,231	8,571

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	96,620	67,616	29,003
Net Deferred Hedge Gains (Losses), net of Taxes	(2,499)	(4,300)	1,801

Total Valuation and Translation Adjustments	94,121	63,316	30,805

Total Net Assets	503,924	464,548	39,376

Total Liabilities and Net Assets	¥6,477,137	¥6,534,256	¥(57,119)

2-41

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2014 (A)	For the six months ended September 30, 2013 (B)	Change (A) - (B)
Ordinary Income	¥92,006	¥92,323	¥(317)
Fiduciary Income	25,301	25,446	(145)
Interest Income	24,188	25,343	(1,155)
Interest on Loans and Bills Discounted	15,704	17,420	(1,715)
Interest and Dividends on Securities	7,662	7,262	399
Fee and Commission Income	23,820	24,692	(871)
Trading Income	1,035	1,596	(561)
Other Operating Income	9,311	5,759	3,552
Other Ordinary Income	8,349	9,484	(1,135)

Ordinary Expenses	61,204	62,372	(1,167)
Interest Expenses	5,306	6,429	(1,122)
Interest on Deposits	826	954	(127)
Fee and Commission Expenses	12,785	13,230	(445)
Trading Expenses	—	147	(147)
Other Operating Expenses	3,381	2,346	1,035
General and Administrative Expenses	38,904	38,587	317
Other Ordinary Expenses	825	1,631	(806)

Ordinary Profits	30,801	29,950	850

Extraordinary Gains	—	86	(86)

Extraordinary Losses	106	1,517	(1,410)

Income before Income Taxes	30,695	28,520	2,175
Income Taxes:
Current	24	10,306	(10,282)
Deferred	(4,565)	(8,997)	4,432

Net Income	¥35,236	¥27,211	¥8,025

2-42

Mizuho Trust & Banking Co., Ltd.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

OF MIZUHO TRUST & BANKING

	Millions of yen
	Shareholders’ Equity							Valuation and Translation Adjustments			Total Net Assets
	Common Stock and Preferred Stock	Capital Surplus		Retained Earnings			Total Shareholders’ Equity	Net Unrealized Gains (Losses) on Other Securities, net of Taxes	Net Deferred Hedge Gains (Losses), net of Taxes	Total Valuation and Translation Adjustments
		Capital Reserve	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
					Retained Earnings Brought Forward
Balance as of April 1, 2014	¥247,369	¥15,505	¥15,505	¥12,041	¥126,315	¥138,356	¥401,231	¥67,616	¥(4,300)	¥63,316	¥464,548

Cumulative Effects of Changes in Accounting Policies					482	482	482				482
Balance as of the beginning of the period reflecting Changes in Accounting Policies	¥247,369	¥15,505	¥15,505	¥12,041	¥126,797	¥138,839	¥401,714	¥67,616	¥(4,300)	¥63,316	¥465,030

Changes during the period
Cash Dividends				5,429	(32,577)	(27,147)	(27,147)				(27,147)
Net Income					35,236	35,236	35,236				35,236
Net Changes in Items other than Shareholders’ Equity								29,003	1,801	30,805	30,805

Total Changes during the period	—	—	—	5,429	2,659	8,088	8,088	29,003	1,801	30,805	38,893

Balance as of September 30, 2014	¥247,369	¥15,505	¥15,505	¥17,471	¥129,457	¥146,928	¥409,803	¥96,620	¥(2,499)	¥94,121	¥503,924

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Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	1,033,851	Money Trusts	15,762,989
Securities	977,967	Pension Trusts	4,399,688
Beneficiary Rights to the Trusts	41,417,060	Property Formation Benefit Trusts	5,021
Securities held in Custody Accounts	551,504	Investment Trusts	11,819,161
Money Claims	3,993,167	Money Entrusted Other than Money Trusts	1,534,269
Tangible Fixed Assets	5,063,407	Securities Trusts	7,833,336
Intangible Fixed Assets	317,618	Money Claims Trusts	3,286,978
Other Claims	100,892	Land and Fixtures Trusts	202,496
Due from Banking Account	932,263	Composite Trusts	9,909,290
Cash and Due from Banks	370,416	Other Trusts	4,919

Total	54,758,151	Total	54,758,151

Note:
1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥40,233,807 million.
3.	Joint trust assets under the management of other companies: ¥720,530 million.
There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥16,835 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥3,039 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	16,835	Principal	669,591
Securities	3	Reserve	51
Others	652,933	Others	129

Total	669,772	Total	669,772

2-44

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2014 (A)	As of March 31, 2014(B)	Change (A) - (B)
Total Amount of Funds	23,389,738	23,114,075	275,662
Deposits	2,433,549	2,192,012	241,536
Negotiable Certificates of Deposit	788,490	959,230	(170,740)
Money Trusts	15,762,989	15,931,177	(168,187)
Pension Trusts	4,399,688	4,026,597	373,090
Property Formation Benefit Trusts	5,021	5,058	(36)
Loans and Bills Discounted	4,087,998	4,158,264	(70,266)
of Banking accounts	3,054,146	3,137,852	(83,706)
of Trust accounts	1,033,851	1,020,412	13,439
Securities for Investments	2,722,693	2,868,239	(145,546)
of Banking accounts	1,744,726	1,837,573	(92,847)
of Trust accounts	977,967	1,030,666	(52,698)

2-45